FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2003

BANCO SANTANDER CENTRAL HISPANO, S.A.
(Translation of registrant’s name into English)

Plaza de Canalejas, 1
28014 Madrid
Spain
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TABLE OF CONTENTS

Item

1.	Quarterly Report 2003
2.	Activity and Results for January – September 2003 dated October 28, 2003

Quarterly Report 2003

January | February | March | April | May | June | July | August | September | October | November | December

Key consolidated data

Key consolidated data

Balance sheet (Million euros)	30.09.03	30.09.02	Var. (%)	31.12.02

Total assets	345,067.1	335,474.5	2.86	324,208.1

Loans	168,935.1	164,342.8	2.79	162,973.0

Total customer funds	317,231.4	308,735.3	2.75	304,893.0

On-balance sheet	211,375.4	217,729.9	(2.92)	211,555.1

Off-balance sheet	105,856.0	91,005.4	16.32	93,337.9

Shareholders' equity	19,256.5	18,554.2	3.79	17,594.2

Total managed funds	450,923.2	426,479.9	5.73	417,546.0

Solvency and NPL ratios (%)	30.09.03	30.09.02		31.12.02

BIS ratio	12.34	10.81		12.64

Tier I	8.10	7.29		8.01

NPL ratio	1.69	2.09		1.89

NPL coverage	149.43	132.92		139.94

Income statement (Million euros)	Jan-Sep 03	Jan-Sep 02	Var. (%)	2002

Net interest revenue	5,918.6	7,279.3	(18.69)	9,358.7

Basic revenue	9,019.7	10,582.6	(14.77)	13,647.9

Net operating income	4,345.9	4,401.6	(1.26)	5,565.8

Net attributable income (cash-basis*)	2,408.5	2,218.8	8.55	2,902.9

Net attributable income	1,930.0	1,721.9	12.08	2,247.2

Profitability and efficiency (%)	Jan-Sep 03	Jan-Sep 02		2002

Efficiency ratio **	48.96	51.19		52.28

ROA	0.96	0.81		0.81

ROE (cash-basis*)	17.64	16.13		16.04

ROE	14.14	12.52		12.42

Market capitalization and the share	30.09.03	30.09.02		31.12.02

Shares outstanding (millions at period end)	4,768	4,768		4,768

Share price (euro)	7.28	5.17		6.54

Market capitalization (millions)	34,714.0	24,652.6		31,185.4

EPS (cash-basis*) annualized (euro)	0.6735	0.6275		0.6139

EPS annualized (euro)	0.5397	0.4869		0.4753

P/E ratio (X)	13.49	10.74		13.88

Other data	30.09.03	30.09.02		31.12.02

Shareholders (number)	1,088,941	1,022,592		1,092,193

Number of employees	103,307	108,513		104,178

Spain	35,378	37,165		35,887

Abroad	67,929	71,348		68,291

Number of branches	9,112	9,424		9,281

Spain	4,343	4,316		4,314

Abroad	4,769	5,108		4,967

(*).- Before ordinary goodwill amortization.
(**).- Personnel & general expenses / Net operating revenue.
Note: The information contained in this report has not been audited. However it has been drawn up with generally accepted accounting principles and criteria.

       Contents

4	Performance during the quarter

6	Consolidated financial report

20	Risk management

24	Analysis by business areas

46	The Santander Central Hispano share

Santander Group | January - September 2003   3

Performance during the quarter

The Group’s net attributable income for the first nine months was EUR 1,930.0 million, 12.1% higher than in the same period of 2002. On a cash basis it was 8.6% higher at EUR 2,408.5 million.

The third quarter net attributable income was 21.3% more than in the same period of 2002. This positive growth trend confirmed the path announced for the whole of 2003 with net attributable income forecast at more than EUR 2,500 million, a record for the Group.

Two of the main drivers were the good performance of Retail Banking in Europe, spurred by the greater business activity and by cost reductions in our networks in Spain, and the increasing generation of income from Consumer Finance. In Latin America, the region’s improved prospects boosted development of Retail Banking and, despite the impact of exchange rates and minority interests, the third quarter net attributable income was much higher than in the same period of 2002. Wholesale Banking and Asset Management and Private Banking also generated the highest quarterly income so far in 2003.

The Group also maintained the excellent credit risk and capital adequacy ratios of previous quarters.

Good business performance

The distribution networks in Spain offset the pressure of lower interest rates on customer spreads through a strong rise in business activity, a larger volume of fees and commissions and strict management of costs and risks. Santander Central Hispano Retail Banking doubled its new mortgages in the third quarter over the same period of 2002 thanks to the success of the “Super Opportunidad” campaign. Lending to companies grew at 20% year-on-year and the capturing of funds was fuelled by high value-added mutual funds (guaranteed, active advice, etc).

The greater volume of business and defence of customer spreads boosted revenues, particularly via fees and commissions, which increased 11.5%, while costs continued to be contained. Net operating income and net attributable income were 13.5% and 9.9% higher, respectively, than in the first nine months of 2002.

Banesto registered one of the highest increases in lending among Spanish banks, focused on mortgages (year-on-year growth of more than 30%) and SMEs. There was also excellent growth in funds, driven by the success of mutual funds and by the management of business obtained after winning the contract to manage the deposits of the judicial system, which already in July surpassed the targets set for the whole year for new customers and business.

Stronger business, flat costs and strict management of credit risk pushed up net operating income and income before taxes by 12.1% and 9.4%, respectively.

The strategy in Portugal focused on reducing the impact of recession on banking activity. The defence of customer spreads through transfers to products that generate commissions, cost control and strict management of risk pushed up net operating income and net attributable income from all businesses in the country by 4.5%. At the same time, the ratio of non-performing loans was reduced and coverage increased.

During the third quarter, The Banker magazine awarded the Totta Group the prize as the best bank in Portugal for the second year running. This followed awards from Euromoney and Exame earlier this year.

Consumer Finance in Europe registered one of the Group’s strongest rises in business and income. New lending rose 14% in the first nine months, with high spreads and contained costs. As a result, net attributable income increased 26.8%. The performance was particularly noteworthy in Germany, where CC-Bank agreed to merge with Santander Direkt Bank, enabling it to improve its funding structure.

Latin America is showing clearer signs of greater stability and lower sovereign risk, but growth in GDP and banking activity is still moderate, although there are opportunities in certain niches and products. In this environment, our position in key markets and segments enabled the Group to perform adequately in local currency terms. In euros, the year-on-year comparison is affected by the impact of currency depreciation. Net attributable income was EUR 1,038.5 million, 2.3% less than in the same period of 2002. In US dollars, the currency in which the region is managed, net attributable income was 17.3% higher at EUR 1,153 million.

Brazil’s retail banking performance was good. This was the result of the generation by Santander Banespa of higher revenue in local currency terms, due to stronger business and high interest rates, the drive in fees and commissions and the greater return from the markets, combined with costs that grew at a slower pace than inflation and stable net provisions. Net interest revenue in the third quarter was higher than in the second, which was dented by seasonal factors in the inflation-linked portfolio.

Net attributable income was EUR 535.7 million, 18.6% more than in the first nine months of 2002 (US$ 594.9 million; +42.5%).

In Mexico, Santander Serfin continued to be affected by the impact of low interest rates and the peso’s slide, factors that could not be offset by the growth in lending (particularly consumer loans, whose market share has increased by one percentage point this year), the good performance of commissions and reduced provisioning needs. Income before taxes in euros was 32.1% lower year-on-year, due to the slide in the peso of more than 25%. The higher minority interests as a result of the sale the 24.9% stake to Bank of America affect the year-on-year comparison, reducing net attributable income for the first nine months to EUR 328.9 million.

In Chile, the Group continued its business drive. Santander Chile stabilized during the third quarter the fall in business volumes begun after the merger, strongly increased fees and commissions (15.1% in euros over the second quarter) and well managed prices and spreads. The higher revenues in local currency terms, combined with lower costs and stable provisions (after the extraordinary expenses of the merger and homogenization of portfolios), brought the quarter’s income close to its potential. Net attributable income for the first nine months was EUR 165.9 million.

Santander’s management performance in Latin America, which has kept the region’s contribution to the Group’s income stable despite the impact of exchange rates and the complex environment, was again recognized. For the second year running, the Group received from The Banker the award for the best bank overall in Latin America, and our subsidiaries in Chile and Venezuela received the best bank awards for their respective countries. These prizes join the ones from Euromoney earlier in the year.

In global businesses, the Group took steps to increase its capacity to generate recurrent revenue and income, either directly or via the networks. Of note in the third quarter were: completion of the negotiations with Generali to restructure bancassurance in Spain (acquisition of 20% of Santander Central Hispano Seguros y Reaseguros to give full control; sale of our 13.22% stake in Banco Vitalicio de España); closure of the Milan branch and of equity business in other European cities to concentrate this activity in Spain and Portugal; launch of a new corporate banking and investment banking structure more focused on customer business and optimization of back-office tasks.

Of note in Asset Management and Private Banking was the good performance of mutual funds in Spain and Portugal, with gains in market share in volumes and commissions, and growth in pension plans in all countries, discounting the impact of currency depreciation. Bancassurance in Spain also rose strongly in terms of premium income and market shares. The contribution of International Private Banking to Group earnings continued to increase despite the negative impact of currency depreciation. This area’s overall income (EUR 233.8 million in the first nine months) rose for the third quarter running, although year-on-year comparisons are still affected by currency depreciation.

In Global Wholesale Banking, particularly noteworthy is the greater stability in its contribution to Group earnings. Income in the third quarter of 2003 was higher than in any quarter in 2002, except for the first quarter. This was because of higher commissions, positive trading gains (negative in the last three quarters of 2002) and lower costs, which enabled the impact of the closure of equity business in Europe to be absorbed in the third quarter. Net attributable income for the first nine months was EUR 165.0 million, pointing to a higher figure for the whole year than in 2002.

The Group continued to actively manage its portfolio of stakes in financial and industrial companies in order to maximize their contribution. Of note in the third quarter was the increased stake in Sanpaolo IMI (to 7.7%) and the launch of a takeover bid for 16% of Cepsa which, if successful, would lift our stake to 35.9%.

Higher credit risk quality and balance sheet strength

The increase in lending, mainly in Spain and the rest of Europe, went hand in hand with adequate risk management. In the year to September, the volume of doubtful loans declined 11.7% in Europe and 15.7% for the whole of the Group, as a result of the impact of exchange rates on Latin America’s volumes. The ratio of non-performing loans (NPLs) in September was 1.69%, down from 2.09% a year earlier, while coverage increased to 149% (133% at the end of 2002). There were noteworthy improvements in the NPL ratios in Spain, Portugal, Germany and Brazil.

The Group continued to improve its equity structure and inject greater stability into it after redeeming issues of preferred shares in dollars and issuing them in euros with lower costs. On the basis of the operations at the time of the release of this report (some pending recording at September 30), BIS ratio was 12.6%, with Tier 1 of 8.3% and core capital of 5.9%.

Dividends

The Bank paid on August 1 the first interim dividend of EUR 0.0775 per share charged to 2003 results. This was the same amount as in 2002. The second payment of EUR 0.0775 per share is due to be paid as of November 1, 3.16% higher than in 2002.

Santander Group | January - September 2003   5

Consolidated financial report

Income statement

Million euros			Variation

	Jan-Sep 03	Jan-Sep 02	Amount	(%)

Interest revenues	13,006.3	17,134.5	(4,128.2)	(24.09)

Dividends	353.8	427.1	(73.3)	(17.16)

Interest expenses	(7,441.6)	(10,282.3)	2,840.7	(27.63)

Net interest revenue	5,918.6	7,279.3	(1,360.7)	(18.69)

Net fees and commissions	3,101.1	3,303.3	(202.2)	(6.12)

Basic revenue	9,019.7	10,582.6	(1,562.9)	(14.77)

Trading gains	840.2	178.4	661.8	371.06

Net operating revenue	9,859.9	10,760.9	(901.0)	(8.37)

Personnel and general expenses	(4,827.4)	(5,508.6)	681.3	(12.37)

a) Personnel expenses	(3,021.8)	(3,453.2)	431.4	(12.49)

b) General expenses	(1,805.6)	(2,055.4)	249.8	(12.15)

Depreciation	(567.6)	(672.9)	105.3	(15.65)

Other operating costs	(119.0)	(177.8)	58.8	(33.06)

Operating costs	(5,514.0)	(6,359.4)	845.4	(13.29)

Net operating income	4,345.9	4,401.6	(55.7)	(1.26)

Income from equity - accounted holdings	260.7	182.6	78.1	42.73

Less: Dividends from equity - accounted holdings	240.0	310.2	(70.1)	(22.62)

Earnings from Group transactions	704.4	199.3	505.1	253.42

Net provisions for loan - losses	(1,103.4)	(1,429.6)	326.2	(22.82)

Writedown of investment securities	0.7	(0.3)	1.0	—

Accelerated goodwill amortization	(699.1)	(56.6)	(642.5)	—

Other income	73.5	(62.9)	136.4	—

Income before taxes (cash-basis*)	3,582.7	3,234.2	348.5	10.78

Corporate tax	(698.5)	(605.6)	(93.0)	15.35

Net consolidated income (cash-basis*)	2,884.2	2,628.7	255.5	9.72

Minority interests	229.2	104.0	125.2	120.48

Dividend - preferred shareholders	246.6	305.9	(59.4)	(19.41)

Net attributable income (cash-basis*)	2,408.5	2,218.8	189.7	8.55

Ordinary goodwill amortization	(478.5)	(496.9)	18.4	(3.70)

Net attributable income	1,930.0	1,721.9	208.1	12.08

Note:

Average Total Assets	335,476.9	348,848.7	(13,371.8)	(3.83)

Average Shareholders' Equity	18,200.2	18,342.7	(142.5)	(0.78)

Excluding Argentina

Net interest revenue	5,935.8	7,197.1	(1,261.3)	(17.53)

Net fees and commissions	3,009.2	3,178.6	(169.4)	(5.33)

Basic revenue	8,945.0	10,375.7	(1,430.7)	(13.79)

Trading gains	835.0	151.0	684.0	452.93

Net operating revenue	9,779.9	10,526.7	(746.8)	(7.09)

Personnel and general expenses	(4,714.3)	(5,373.6)	659.3	(12.27)

Net operating income	4,394.9	4,336.9	58.0	1.34

Net provisions **	(1,082.0)	(1,299.7)	217.8	(16.75)

Net attributable income (cash-basis*)	2,408.5	2,218.8	189.7	8.55

Ordinary goodwill amortization	(478.5)	(496.9)	18.4	(3.70)

Net attributable income	1,930.0	1,721.9	208.1	12.08

(*) Before ordinary goodwill amortization.
(**) Including net provisions for loan-losses, writedown of investment securities, accelerated goodwill amortization, earnings from Group transactions and other income.

Quarterly

Million euros	2002			2003

	3rd quarter	4th quarter	1st quarter	2nd quarter	3rd quarter

Interest revenues	5,312.1	5,576.8	4,447.1	4,331.2	4,228.0

Dividends	104.0	46.1	49.5	205.6	98.6

Interest expenses	(3,172.6)	(3,543.5)	(2,597.7)	(2,507.9)	(2,336.0)

Net interest revenue	2,243.5	2,079.4	1,899.0	2,028.9	1,990.6

Net fees and commissions	1,054.1	986.0	998.5	1,047.4	1,055.3

Basic revenue	3,297.6	3,065.4	2,897.5	3,076.3	3,045.9

Trading gains	(74.9)	177.9	267.9	316.0	256.3

Net operating revenue	3,222.7	3,243.2	3,165.4	3,392.3	3,302.2

Personnel and general expenses	(1,695.2)	(1,813.4)	(1,575.5)	(1,631.1)	(1,620.8)

a) Personnel expenses	(1,060.6)	(1,068.5)	(990.3)	(1,019.7)	(1,011.8)

b) General expenses	(634.6)	(744.9)	(585.2)	(611.4)	(609.0)

Depreciation	(212.4)	(216.9)	(189.8)	(187.8)	(190.0)

Other operating costs	(44.8)	(48.7)	(31.1)	(43.2)	(44.7)

Operating costs	(1,952.3)	(2,079.0)	(1,796.4)	(1,862.1)	(1,855.5)

Net operating income	1,270.4	1,164.3	1,369.0	1,530.2	1,446.7

Income from equity - accounted holdings	47.0	97.3	124.2	(15.8)	152.3

Less: Dividends from equity - accounted holdings	66.9	43.0	14.0	173.7	52.3

Earnings from Group transactions	7.9	809.6	701.3	27.8	(24.7)

Net provisions for loan - losses	(446.9)	(218.6)	(332.8)	(481.2)	(289.3)

Writedown of investment securities	1.8	0.0	0.2	0.0	0.4

Accelerated goodwill amortization	(9.8)	(646.3)	(681.1)	(10.1)	(7.9)

Other income	108.4	(276.0)	(55.8)	180.4	(51.1)

Income before taxes (cash-basis*)	978.9	930.3	1,125.0	1,231.2	1,226.5

Corporate tax	(171.6)	(117.6)	(205.7)	(229.3)	(263.5)

Net consolidated income (cash-basis*)	807.2	812.7	919.4	1,001.9	962.9

Minority interests	21.4	33.8	58.9	85.2	85.1

Dividend - preferred shareholders	94.5	94.7	88.9	79.4	78.3

Net attributable income (cash-basis*)	691.3	684.1	771.6	837.3	799.5

Ordinary goodwill amortization	(166.0)	(158.8)	(159.1)	(157.1)	(162.3)

Net attributable income	525.3	525.3	612.5	680.3	637.2

Note:

Average Total Assets	341,820.3	334,609.9	323,389.2	338,220.6	345,219.1

Average Shareholders' Equity	17,659.2	17,262.2	18,307.4	18,691.3	17,688.2

Excluding Argentina

Net interest revenue	2,268.0	2,110.8	1,900.0	2,055.4	1,980.5

Net fees and commissions	1,018.4	959.6	969.0	1,016.0	1,024.1

Basic revenue	3,286.3	3,070.4	2,869.0	3,071.4	3,004.6

Trading gains	(75.1)	187.6	275.6	313.4	246.0

Net operating revenue	3,211.2	3,258.0	3,144.6	3,384.8	3,250.6

Personnel and general expenses	(1,673.5)	(1,767.9)	(1,541.8)	(1,591.8)	(1,580.7)

Net operating income	1,288.8	1,230.4	1,387.2	1,567.2	1,440.4

Net provisions **	(355.7)	(401.0)	(388.6)	(322.7)	(370.7)

Net attributable income (cash-basis*)	691.3	684.1	771.6	837.3	799.5

Ordinary goodwill amortization	(166.0)	(158.8)	(159.1)	(157.1)	(162.3)

Net attributable income	525.3	525.3	612.5	680.3	637.2

(*) Before ordinary goodwill amortization.
(**) Including net provisions for loan-losses, writedown of investment securities, accelerated goodwill amortization, earnings from Group transactions and other income.

Santander Group | January - September 2003    7

Consolidated financial report

The third quarter saw a significant improvement in US macroeconomic indicators and, to a lesser extent, those of the Euro zone. The US economy is expected to have grown again by more than 4% between July and September, driven by greater consumption (triggeredby July’s tax cuts) and the pickup in investment. Meanwhile, the easing of deflation fears fuelled a strong upward correction of public debt yields.

In the Euro zone, the improvement in business confidence indices and in some output indicators pointed to a return to positive growth in the third quarter after the 0.1% fall in the second quarter. According to the European Central Bank, downward risks were reduced in recent months and expectations of recovery have gathered strength. As a result, the ECB left the repo rate unchanged. The Spanish economy continues to grow at more than 2%, due to stronger domestic demand, which offset the external sector’s negative contribution.

In Latin America, growth is still weak, but the foundations have been laid for a recovery: exchange rates have stabilized after appreciating in the second quarter, country-risk continued to fall and the central banks of some countries, such as Brazil, began to cut their interest rates. General government budgets, external accounts and inflation improved in the main countries.

The depreciation of the dollar and of Latin American currencies against the euro is once again significantly affecting comparisons between the first nine months of 2003 and the same period of 2002, as reflected in the table on this page.

Currency depreciation is affecting earnings (converted at average exchange rates) more than balances (period-end rates). The depreciations had a moderate negative impact over the last 12 months on Group lending (-2.8 percentage points) and on customer funds (-5.1 points).

As regards Group earnings in euros, the depreciation of currencies at average exchange rates had a negative impact of 18 percentage points between the first nine months of 2002 and the same period of 2003.

Greater exchange rate stability in the third quarter lessened the impact. Of note was the slight strengthening of the Brazilian real and the Chilean peso in the third quarter.

The Group’s upward trend in earnings continued. Net operating income (-1.3%) was almost in line with that in the first nine months of 2002 (-12.6% in the first quarter of 2003 and -7.4% in the first half).

The same goes for net attributable income, which declined 8.7% in the first quarter, rose 8.0% in the first half and increased 12.1% in the first nine months to EUR 1,930.0 million. This was clearly in line with the Group’s target for the whole year.

The third quarter net attributable income of EUR 637.2 million was 21.3% higher than in the first nine months of 2002.

Exchange rates: currency/Euro parity

	Average (income statement)		Final (balance sheet)

	Jan-Sep 03	Jan-Sep 02	30.09.03	31.12.02	30.09.02

US$	1.1106	0.9245	1.1652	1.0487	0.9860

Brazilian real	3.4645	2.4124	3.4041	3.7124	3.8750

New Mexican peso	11.8452	8.7489	12.7910	10.9972	10.0818

Chilean peso	791.9663	626.4173	768.4505	755.3269	735.5591

Venezuelan bolivar	1,787.0865	946.9607	1,861.9893	1,464.7722	1,449.6745

Argentine peso	3.2946	2.6420	3.3907	3.5394	3.7024

Santander Central Hispano Group results

Net interest revenue amounted to EUR 5,918.6 million, 18.7% lower than in the first nine months of 2002. The comparison with 2002 is greatly affected by exchange rates. Eliminating the impact of this factor, net interest revenue only declined 2.9%. Another major negative factor was the fall in interest rates in Europe and Latin America.

These negative factors were partly offset by the greater volume of business and by the steps taken by the Group’s different units to defend customer spreads. Net interest revenue in the third quarter was 3.8% more than in the second quarter excluding dividends received (one should bear in mind that the second quarter tends to be the one when they are highest). The good performance of the Santander Central Hispano network, Banesto, Consumer Finance and Brazil offset the negative impact of exchange rates and interest rates.

In net fees and commissions, comparisons with 2002 are more favorable (-6.1%). Eliminating the exchange rate impact, there was growth of 5.5%. Of note was the rise in commissions from management of cards (+17.0%) and insurance (+41.7%). Also those most affected by the markets’ performance (mutual funds and securities) increased by 6.9% and 6.3%, respectively, after eliminating the exchange rate effect. The latter as a result of the commissions from underwriting and placement, mostly in Spain, as those from the purchase and sale of securities continued to register moderate growth.

Net interest revenue

The performance by business areas also varied considerably. Of note was Santander Central Hispano Retail Banking with growth of 11.5% and Portugal (+30.4%). Latin America registered a decline of 20.0% in euros over the first nine months of 2002, but was 4.7% higher after eliminating the exchange rate impact.

Average yield of assets and average cost of funds

(%)	January-September 2003		January-September 2002

	Weight	Av. rate	Weight	Av. rate

Central banks and Government debt securities	10.82	4.23	9.26	4.61

Due from banks	11.72	3.62	11.56	4.83

Loans	49.32	6.28	48.74	7.94

EMU currency	37.66	5.08	32.77	5.74

Other currencies	11.66	10.16	15.97	12.44

Investment securities	14.56	5.49	15.86	8.78

Other assets	13.58	—	14.58	—

Other revenue	—	0.53	—	0.47

Total	100.00	5.31	100.00	6.71

Due to banks	17.89	3.29	15.07	5.25

Customer deposits	48.67	2.79	49.86	3.75

EMU currency	33.54	1.86	30.89	2.24

Other currencies	15.13	4.85	18.97	6.21

Debt securities and subordinated debt	14.01	4.20	14.86	4.62

EMU currency	8.17	3.96	6.00	4.73

Other currencies	5.84	4.54	8.86	4.55

Net shareholders' equity	5.89	—	5.89	—

Other liabilities	13.54	1.68	14.32	2.14

Other costs	—	0.19	—	0.28

Total	100.00	2.96	100.00	3.93

Santander Group | January - September 2003   9

Consolidated financial report

Net fees and commissions rose for the third quarter running. European Retail Banking, particularly Santander Central Hispano Retail Banking in Spain and Portugal, continued to perform well, with each quarter’s figure higher than that of the same period of 2002. Latin America also improved, with the third quarter figure higher than that of the previous three quarters (+12.2% over Q203).

Basic revenue of EUR 9,019.7 million was 14.8% lower than in the first nine months of 2002, but in line with it after eliminating the exchange rate effect.

Trading gains in the third quarter amounted to EUR 256.3 million and EUR 840.2 million in the first nine months, four times higher than in the same period of 2002. The factors at play were results this year, mainly from trading and ALCO, in clear contrast with the losses arising from the portfolio sales in Brazil during the second and third quarters of 2002 which made last year’s figure much lower than the Group average.

Net operating revenue declined 8.4% to EUR 9,859.9 million, but was 5.9% higher at constant exchange rates.

Personnel and general expenses were 12.4% lower, with similar falls in personnel and general costs and in all the items comprising general expenses. These costs, like the rest of the income statement, were affected by the performance of exchange rates. Eliminating the impact, expenses were stable, with personnel expenses down 1.3% and general ones up 2.7% (mostly because of the Partenón Project). This performance should be viewed very positively as it was achieved against a backdrop of inflation in the main Latin American countries.

The reduction in personnel expenses underscored the effort made in 2002 to reduce the number of employees in Spain, Portugal and Latin America. For the whole of Europe, Retail Banking’s personnel expenses were 2.1% lower than in the first nine months of 2002. Of note was Santander Central

Net fees and commissions

Hispano Retail Banking, down 2.2%. Retail Banking in Latin America reduced its personnel costs by 25.7% (+0.5% excluding the exchange rate impact and a noteworthy reduction in real terms).

The general expenses of European Retail Banking dropped 1.6% while the fall in Retail Banking Latin America was 26.6% (only +0.9% excluding the exchange rate impact).

The Group’s purchasing and optimization of costs area continued to adopt measures to cut spending, while the organization and IT areas continued to improve processes in order to boost efficiency and productivity throughout the Group.

Net fees and commissions

Million euros			Variation

	Jan-Sep 03	Jan-Sep 02	Amount	(%)

Commissions for services	1,705.6	1,866.2	(160.6)	(8.61)

Commercial bills	306.4	390.3	(83.9)	(21.50)

Credit and debit cards	360.8	342.4	18.3	5.35

Account management	304.5	363.6	(59.0)	(16.24)

Insurance	241.1	185.2	55.8	30.14

Contingent liabilities	151.6	146.0	5.6	3.84

Other operations	341.1	438.5	(97.4)	(22.21)

Mutual & pension funds	949.7	985.6	(35.9)	(3.64)

Securities services	445.9	451.5	(5.6)	(1.24)

Total	3,101.1	3,303.3	(202.2)	(6.12)

Argentina	92.0	124.7	(32.7)	(26.25)

Total excluding Argentina	3,009.2	3,178.6	(169.4)	(5.33)

Personnel and general expenses

Million euros			Variation

	Jan-Sep 03	Jan-Sep 02	Amount	(%)

Personnel expenses	3,021.8	3,453.2	(431.4)	(12.49)

General expenses:	1,805.6	2,055.4	(249.8)	(12.15)

Information technology	335.1	374.4	(39.2)	(10.48)

Communications	175.3	230.0	(54.7)	(23.78)

Advertising	150.5	194.4	(43.9)	(22.58)

Buildings and premises	331.7	366.1	(34.4)	(9.39)

Printed & office material	57.8	73.4	(15.6)	(21.27)

Taxes (other than income tax)	114.1	145.9	(31.9)	(21.83)

Other expenses	641.1	671.2	(30.1)	(4.49)

Total	4,827.4	5,508.6	(681.3)	(12.37)

Argentina	113.0	135.0	(22.0)	(16.27)

Total excluding Argentina	4,714.3	5,373.6	(659.3)	(12.27)

Improved revenues and strict cost control improved the efficiency ratio to 49.0% in the third quarter, 2.2 percentage points better than in the same period of 2002 and 3.3 points better than at the end of 2002. The main improvements took place in Santander Central Hispano Retail Banking, Banesto, Consumer Finance in Europe and Brazil.

Net operating income, after deducting operating costs from net operating revenue (including depreciation and other expenses which, together, declined 19.3%), dropped by only 1.3% over the first nine months of 2002 to EUR 4,345.9 million, improving the trend of previous quarters.

Like other revenue concepts, net operating income was also negatively affected by the performance of exchange rates.

Eliminating this impact, net operating income grew 15.1%. Growth came largely from Europe (+14.9%), Latin America (+8.8%, excluding exchange rate effect) and Financial Management and Equity Stakes.

As regards the quarterly performance, the third quarter figure was lower than the second quarter for seasonal reasons and lower collection of dividends and trading gains, but 13.9% higher than in the third quarter of 2002.

Income from equity-accounted holdings, including dividends received, amounted to EUR 500.7 million, 1.6% more than in the first nine months of 2002, compared to reductions in previous quarters. The small rise was due to the higher contributions from Cepsa, Unión Fenosa, Urbis,

Efficiency ratio

Net operating income

Santander Group | January - September 2003   11

Net loan-loss and country risk provisions

Million euros			Variation

	Jan-Sep 03	Jan-Sep 02	Amount	(%)

Non - performing loans	1,157.9	1,713.0	(555.1)	(32.40)

Country - risk	200.6	26.1	174.5	667.59

Recovery of written - off assets	(255.2)	(309.6)	54.4	(17.57)

Net provisions	1,103.4	1,429.6	(326.2)	(22.82)

Argentina (*)	22.8	321.6	(298.8)	(92.91)

Net provisions excluding Argentina	1,080.6	1,107.9	(27.4)	(2.47)

(*) Local criteria

Sanpaolo IMI and insurance companies which offset the lower contributions from Royal Bank of Scotland, Dragados and Vallehermoso (as a result of the sale of stakes).

Net operating income and income from equity-accounted holdings totaled EUR 4,606.6 million, slightly more than in the first nine months of 2002. The 5.5% rise in the third quarter over the second quarter, in spite of the seasonal impact which always occurs in the third quarter, underscored the renewed strength of the income statement.

Earnings from Group transactions in the third quarter were virtually unchanged from the second quarter at EUR 704.4 million, but much higher than in the same period of 2002 because of the capital gains generated in the first quarter (EUR 681 million) from the sale of 24.9% of Santander Serfin to Bank of America. These capital gains were used for early amortization of goodwill and so did not feed through to income.

Gross provisions were 32.4% lower than in the first nine months of 2002 at EUR 1,157.9 million. This was due to the exchange rate effect, the reduced provisions for Argentina, in accordance with local criteria, and the lower needs for the rest of Latin America in 2003, as those for Europe were higher, mainly because of statistical and generic provisions (from greater business). The specific provisions reflect the excellent credit risk quality.

Country-risk rose because of the increase this year in the coverage in Argentina from 50% to 75% of country-risk requiring provisions, in accordance with Bank of Spain rules. This amount is recorded in “other funds” and has no impact on earnings.

The Group amortized EUR 1,177.6 million of goodwill (EUR 553.5 million in the first nine months of 2002). The difference was largely due to the decision taken this year to amortize

Net attributable income (cash-basis)

Net attributable income

ahead of time EUR 699.1 million (EUR 642.5 million more than at September 2002).

In addition, and not directly appearing in the results, EUR 318.0 million of the goodwill relating to the sale of 24.9% of Santander Serfin was also amortized, and also the goodwill in Argentina was written off using the fund established for this purpose, which fully covered it.

Other income was EUR 73.5 million positive, due to the reclassification of Argentina’s country-risk mentioned in loan-loss provisions. Its impact on earnings was neutral. The remaining negative balance (EUR 108.5 million) includes a series of very diverse items, with allocations to strengthen the balance sheet.

Income before taxes on a cash basis was 10.8% higher at EUR 3,582.7 million.

Net consolidated income on a cash basis was EUR 2,884.2 million. Of this, EUR 229.2 million were minority interests (+120.5%), mainly for Banesto and Santander Serfin. The dividends of preferred shares declined 19.4% because of the redemptions and the dollar’s slide against the euro.

Net attributable income on a cash basis (i.e. before ordinary amortization of goodwill) rose 8.6% to EUR 2,408.5 million.

Eliminating the ordinary amortization of goodwill (EUR 478.5 million), net attributable income was 12.1% higher than in the first nine months of 2002. This should be regarded positively as it consolidated this year’s positive trend.

ROE*

The income generated in the third quarter (EUR 637.2 million) was slightly lower than in the second quarter of 2003, but higher than in the same period of 2002 (+21.3%). This also happened in the second quarter, consolidating the trend envisaged by the Group.

ROE was 14.1%, higher than in the first nine months of 2002 (12.5%) and for last year as a whole (12.4%). On a cash basis, ROE was 17.6% (16.0% in 2002).

Santander Group | January - September 2003  13

Consolidated financial report

Balance sheet

Million euros			Variation

	30.09.03	30.09.02	Amount	(%)	31.12.02

Assets
Cash and central banks	10,308.5	5,734.2	4,574.3	79.77	6,241.6

Government debt securities	32,812.0	25,869.7	6,942.2	26.84	24,988.5

Due from banks	36,454.9	38,671.4	(2,216.4)	(5.73)	40,256.4

Loans	168,935.1	164,342.8	4,592.3	2.79	162,973.0

Investment securities	51,286.0	50,043.8	1,242.2	2.48	45,852.0

Fixed income	36,552.4	34,868.8	1,683.6	4.83	32,086.2

Equity	14,733.6	15,175.0	(441.4)	(2.91)	13,765.9

Shares and other securities	8,245.2	8,136.0	109.2	1.34	7,866.8

Equity stakes	5,418.1	5,875.1	(457.0)	(7.78)	4,769.7

Equity stakes in Group companies	1,070.4	1,163.9	(93.5)	(8.04)	1,129.4

Tangible and intangible assets	5,014.1	5,793.7	(779.6)	(13.46)	5,583.6

Treasury stock	31.1	16.9	14.1	83.20	14.7

Goodwill	8,410.1	10,679.1	(2,269.0)	(21.25)	9,954.7

Other assets	27,223.8	29,466.4	(2,242.6)	(7.61)	23,908.4

Prior years' results from consolidated companies	4,591.6	4,856.5	(264.9)	(5.46)	4,435.2

Total assets	345,067.1	335,474.5	9,592.6	2.86	324,208.1

Liabilities
Due to banks	69,888.4	50,211.0	19,677.4	39.19	50,820.7

Customer deposits	160,366.0	171,299.5	(10,933.5)	(6.38)	167,815.8

Deposits	129,201.5	132,789.6	(3,588.1)	(2.70)	130,463.2

REPOs	31,164.6	38,509.9	(7,345.4)	(19.07)	37,352.6

Debt securities	39,269.3	33,325.3	5,944.0	17.84	31,289.1

Subordinated debt	11,740.1	13,105.1	(1,365.0)	(10.42)	12,450.2

Pension and other allowances	13,095.5	13,510.0	(414.5)	(3.07)	13,980.0

Minority interests	5,820.2	6,379.9	(559.7)	(8.77)	6,036.7

Net consolidated income	2,405.7	2,131.8	273.9	12.85	2,785.6

Capital	2,384.2	2,384.2	—	—	2,384.2

Reserves	19,934.5	19,691.1	243.4	1.24	18,788.4

Other liabilities	20,163.2	23,436.7	(3,273.4)	(13.97)	17,857.4

Total liabilities	345,067.1	335,474.5	9,592.6	2.86	324,208.1

Other managed funds (off - balance sheet)	105,856.0	91,005.4	14,850.6	16.32	93,337.9

Mutual funds	78,029.5	66,517.5	11,512.0	17.31	68,139.5

Pension funds	18,993.2	16,692.7	2,300.5	13.78	17,513.5

Managed portfolios	8,833.3	7,795.2	1,038.1	13.32	7,684.9

Total managed funds	450,923.2	426,479.9	24,443.2	5.73	417,546.0

Contingent liabilities	30,522.7	26,792.2	3,730.5	13.92	27,166.9

Guarantees	27,262.6	23,181.8	4,080.8	17.60	23,862.8

Documentary credits	3,260.1	3,610.4	(350.3)	(9.70)	3,304.1

Excluding Argentina

Million euros			Variation

	30.09.03	30.09.02	Amount	(%)	31.12.02

Loans	166,943.2	162,210.9	4,732.3	2.92	160,883.2

Customer deposits	158,399.4	169,975.7	(11,576.3)	(6.81)	166,281.2

Other managed funds (off-balance sheet)	102,762.5	88,605.3	14,157.2	15.98	90,793.7

Total customer funds	311,588.2	304,110.7	7,477.5	2.46	299,990.2

Consolidated balance sheet

Total managed funds of EUR 450,923 million were 5.7% higher than in the first nine months of 2002. In order to correctly interpret the balance sheet, one should take into account the negative impact of the depreciation of the main Latin American currencies and of the dollar’s slide against the euro. Overall, the impact of these factors on the changes in the balances of the whole Group was -3.7 percentage points. The volume, however, was 8.0% higher than at the end of 2002 mainly due to increased activity and the reduced impact of currency depreciation.

Gross loans amounted to EUR 174,055 million, 2.6% more than in September 2002 and 5.3% higher excluding the impact of exchange rates.

The increase does not fully reflect the growth in business, as several securitizations were made. In the third quarter alone Banco Santander Central Hispano securitized EUR 1,800 million of mortgages and consumer loans, and Portugal securitized EUR 1,100 million of mortgages.

Lending in Spain was EUR 10,429 million higher than 12 months ago (+11.4%), with growth of 23.8% to the public sector and 10.8% to other resident sectors (+20.8% in secured loans). Deducting the impact of securitizations, total secured loans increased 24.0% year-on-year, and loans to other resident sectors grew 13.9%.

These growth rates, which were higher than in previous quarters, underlined the success of the Group’s different retail banking marketing campaigns. Lending by the Santander Central Hispano network (excluding securitization) accelerated from 5%

Gross Loans

year-on-year in September 2002 to 9% in March 2003 and to 17% in September. The pace at Banesto over the same period increased from around 13% to 27%. Most of this growth was due to mortgages. Lending to SMEs and corporates also rose.

In the rest of Europe, lending increased 8.4% (excluding securitization), due to the growth in Portugal (+8.3%) and those countries where our consumer banking is most active (Germany: +26.5%; and Italy: +36.8%) offset declines in Belgium, France and the UK.

Loans

Million euros			Variation

	30.09.03	30.09.02	Amount	(%)	31.12.02

Public sector	5,367.6	4,337.2	1,030.3	23.76	4,897.1

Private sector	96,409.2	87,010.5	9,398.7	10.80	88,876.1

Secured loans	43,837.9	36,291.4	7,546.5	20.79	37,273.8

Other loans	52,571.3	50,719.1	1,852.2	3.65	51,602.4

Non-resident sector	72,278.2	78,355.5	(6,077.3)	(7.76)	74,137.9

Secured loans	21,322.5	21,759.0	(436.5)	(2.01)	19,774.4

Other loans	50,955.7	56,596.5	(5,640.8)	(9.97)	54,363.6

Gross loans	174,055.0	169,703.2	4,351.8	2.56	167,911.2

Less: allowance for loan losses	5,119.9	5,360.4	(240.5)	(4.49)	4,938.2

Net loans	168,935.1	164,342.8	4,592.3	2.79	162,973.0

Net loans - Argentina	1,991.9	2,131.9	(140.0)	(6.57)	2,089.7

Net loans excluding Argentina	166,943.2	162,210.9	4,732.3	2.92	160,883.2

Note: Doubtful loans	3,467.7	4,152.4	(684.7)	(16.49)	3,699.7

Public sector	1.9	3.5	(1.6)	(45.80)	3.6

Private sector	957.3	1,055.8	(98.4)	(9.32)	1,000.3

Non- resident sector	2,508.5	3,093.1	(584.6)	(18.90)	2,695.9

Santander Group | January - September 2003   15

Consolidated financial report

In Latin America, lending declined 17.6% because of the negative exchange rate impact in almost all countries and the strict policies for the granting of loans. Excluding the exchange rate effect, the year-on-year fall was 7.1%, and it was largely due to the lower balances in Argentina, Chile (merger impact), Mexico (repayment of IPAB) and business downsizing in Peru. However, there was selective growth in some countries, such as Brazil and Puerto Rico (+17.4% and +12.2% excluding the exchange rate impact) and in some niches, such as consumer lending in Mexico.

These movements produced a change in credit risk exposure by geographic areas. Europe’s relative share in the Group’s total increased from 77% in September 2002 to 81% a year later.

The most noteworthy aspect of the third quarter was the strong growth in mortgages in Spain, following marketing campaigns. Deducting the effect of securitization, loans to the private sector rose 3.3% over June 2003 and secured loans 7.9%.

The Group reduced the balance of its net foreclosed assets by 22.1% in the year to September to EUR 251.8 million. Coverage rose a little to 58.4%.

Foreclosed assets

Million euros

	Jan-Sep 03	Jan-Sep 02

Balance at beginning of period	679.5	998.9

Foreclosures	185.2	149.1

Sales (book value)	(237.5)	(215.6)

Other	(22.4)	(172.7)

Gross foreclosed assets	604.8	759.7

Allowance established	353.0	436.5

Coverage (%) *	58.37	57.45

Net foreclosed assets	251.8	323.2

(*) Allowance established / Gross foreclosed assets

Total customer funds increased 2.8% to EUR 317,231 million. Excluding the exchange rate impact, funds rose 6.6%.

Analysis of the total growth does not reflect the business activity developed by the Group. The Group has developed different management policies depending on the type of product and the geographic area.

Customer funds

Million euros			Variation

	30.09.03	30.09.02	Amount	(%)	31.12.02

Public sector	13,353.0	14,476.6	(1,123.5)	(7.76)	12,126.1

Private sector	75,599.2	76,224.8	(625.5)	(0.82)	78,432.1

Demand deposits	23,494.4	20,794.6	2,699.8	12.98	21,743.6

Saving accounts	17,216.7	15,941.4	1,275.3	8.00	16,057.7

Time deposits	18,693.2	21,795.6	(3,102.3)	(14.23)	21,326.5

REPOs	16,164.0	17,666.3	(1,502.3)	(8.50)	19,194.7

Other accounts	30.9	26.9	4.0	14.93	109.7

Non-resident sector	71,413.7	80,598.2	(9,184.5)	(11.40)	77,257.6

Deposits	64,780.6	72,130.2	(7,349.7)	(10.19)	68,929.3

REPOs	6,633.2	8,468.0	(1,834.8)	(21.67)	8,328.2

Total customer deposits	160,366.0	171,299.5	(10,933.5)	(6.38)	167,815.8

Debt securities	39,269.3	33,325.3	5,944.0	17.84	31,289.1

Subordinated debt	11,740.1	13,105.1	(1,365.0)	(10.42)	12,450.2

Total customer funds on balance sheet	211,375.4	217,729.9	(6,354.5)	(2.92)	211,555.1

Total managed funds (off-balance sheet)	105,856.0	91,005.4	14,850.6	16.32	93,337.9

Mutual funds	78,029.5	66,517.5	11,512.0	17.31	68,139.5

Spain	58,439.5	50,876.2	7,563.3	14.87	52,729.7

Abroad	19,590.0	15,641.3	3,948.8	25.25	15,409.8

Pension funds	18,993.2	16,692.7	2,300.5	13.78	17,513.5

Spain	6,100.9	5,228.6	872.3	16.68	5,839.5

Individuals	5,268.8	4,547.9	721.0	15.85	5,073.4

Abroad	12,892.3	11,464.1	1,428.2	12.46	11,674.0

Managed portfolios	8,833.3	7,795.2	1,038.1	13.32	7,684.9

Spain	2,813.7	2,356.3	457.4	19.41	2,199.1

Abroad	6,019.6	5,438.9	580.7	10.68	5,485.8

Total customer funds	317,231.4	308,735.3	8,496.1	2.75	304,893.0

Total customer funds - Argentina	5,643.2	4,624.6	1,018.6	22.03	4,902.7

Total customer funds excluding Argentina	311,588.2	304,110.7	7,477.5	2.46	299,990.2

In Spain deposits (excluding REPOs), mutual funds and pension plans were 9.5% higher than in September 2002.

Of note in deposits was the growth in public sector balances, as a result of Banesto winning the contract to manage the deposits of the judicial system. The rest of deposits were affected by the policy of customer spread management and the improved mix of products, reflected in a rise of 10.8% in demand deposits and a decline in time deposits arising from the Group’s policy of greater emphasis on balances of lower cost, mutual funds and pension plans.

Mutual funds and pension plans in Spain rose 14.9% and 16.7% respectively year-on-year. Overall, balances grew by EUR 8,436 million in the year to September 2003.

Our Group continued to perform well in mutual funds in Spain, outperforming the sector as a whole since September 2002. One of the reasons for this was the placement, among other products that are described in more detail in other parts of this report, of the“Superselección” fundin the Santander Central Hispano network and Banesto’s “Gestión Dinámica” range. The Group consolidated its leadership in mutual funds in Spain with a market share of more than 28%.

In addition, the Group is achieving its goal of increasing its market share not only in terms of the volume of funds, but also the revenue generated. The latter rose in the year to September 2003 and is now slightly higher than our market share of funds.

In pension plans, activity in Spain continued to focus on individual pension plans, which rose 15.9%. According to the latest information from INVERCO, we are the market leader.

Latin America was affected, as in loans, by exchange rates. On-and off-balance sheet funds dropped 8.5% in euros but rose 1.1% after eliminating the exchange rate impact.

As in Europe, growth in Latin America depended on the type of product. The main emphasis was on off-balance sheet funds that generate commissions.

In mutual funds, the performance (excluding the exchange rate impact) was good in Brazil (+54.6%) and Puerto Rico

Total Customer Funds

(+55.1%). The increase in Mexico was 5.5%. Overall growth was 19%.

With regards pension funds, almost two-thirds of the total balance comes from Latin American entities. The success in this segment is underscored by the fact that all countries (eliminating the exchange rate effect) registered high growth over the past 12 months: Mexico (+20.6%), Chile (+16.2%), Colombia (+20.1%) and Peru (+31.3%).

As well as growth in mutual and pension funds, the volume of funds in managed portfolios rose 21.0% year-on-year, excluding the exchange rate effect.

In addition, and as part of its global financing strategy, the Group is achieving greater diversification of its investor base through alternative products.

Banco Santander Central Hispano made two issues of mortgage bonds over the last 12 months. One in March 2003

Consolidated goodwill

Million euros

	30.09.03	30.09.02	Variation	31.12.02

Banesto	375.2	459.9	(84.8)	400.6

Equity stakes	365.3	423.7	(58.5)	380.4

Banks in Europe	3,406.7	3,218.9	187.8	3,077.3

Latin America	4,066.2	6,483.3	(2,417.1)	6,015.8

Other	196.7	93.2	103.5	80.6

Total	8,410.1	10,679.1	(2,269.0)	9,954.7

Santander Group | January - September 2003   17

Consolidated financial report

was for EUR 1,500 million, with a maturity of 3 years, and the other in September 2003 for EUR 2,000 million over 7 years. These issues have helped to diversify the Group’s base of international investors and become the benchmark in the European market for this type of asset, backed by the liquidity and volume of the issue.

The Bank also issued in July 2003 EUR 2,000 million of territorial bonds with a maturity of 10 years. This issue, the first of its kind by the Bank, is mainly for institutional investors in international markets.

Goodwill pending amortization amounted to EUR 8,410 million, a net reduction of EUR 2,269 million (-21.2%) between September 2002 and September 2003 on the basis of additions, eliminations and provisions.

The decline in the first nine months was EUR 1,545 million, mainly from ordinary and early amortization, the elimination of the goodwill relating to the sale of 24.9% of Serfin and the elimination of the amount pending in Argentina from the fund set up to fully cover it.

Of the goodwill pending amortization, EUR 4,066 million relates to Latin America and EUR 4,284 million to Europe.

The goodwill figures were established after carrying out the due procedures to verify the asset quality of the entities acquired and applying the Group’s strict criteria.

In addition, part of the increase was due to the application of Bank of Spain criteria, whereby the shares received in the Portugal and Royal Bank of Scotland operations and the purchase of the minority shares of Banco Río de la Plata were recorded at market value. The difference between this value and the issue price of Santander Central Hispano shares, amounting to EUR 3,738 million, was credited to a voluntary anticipated reserves account, and after amortization of goodwill and the sales carried out stood at EUR 2,314 million.

As regards shareholders’ equity, there were no capital operations over the last 12 months.

During the first half the Group redeemed ahead of schedule a US$295 million issue of preferred shares, whose sole holder was the Royal Bank of Scotland.

Two issues of preferred shares amounting to US$550 million were also redeemed in September. They were almost fully replaced by an issue of preferred shares in euros (EUR 450 million), which was disbursed in October.

Shareholders' equity and capital ratios

Million euros			Variation

	30.09.03	30.09.02	Amount	(%)	31.12.02

Subscribed capital stock	2,384.2	2,384.2	—	—	2,384.2

Paid-in surplus	8,979.7	9,685.6	(705.8)	(7.29)	8,979.7

Reserves (includes net reserves at consolidated companies)	6,363.2	5,149.0	1,214.2	23.58	5,373.5

Total primary capital	17,727.2	17,218.8	508.3	2.95	16,737.4

Net attributable income	1,930.0	1,721.9	208.1	12.08	2,247.2

Treasury stock	(31.1)	(16.9)	(14.1)	83.20	(14.7)

Distributed interim dividend	(369.6)	(369.6)	(0.0)	0.00	(727.8)

Shareholders' equity at period end	19,256.5	18,554.2	702.3	3.79	18,242.1

Interim dividend pending distribution	—	—	—	—	(358.2)

Final dividend	—	—	—	—	(289.6)

Shareholders' equity after
allocation of period end results	19,256.5	18,554.2	702.3	3.79	17,594.2

Preferred shares	4,655.8	5,933.4	(1,277.6)	(21.53)	5,436.8

Minority interests	1,640.1	856.4	783.7	91.52	1,138.4

Shareholders' equity and minority interests	25,552.5	25,344.0	208.5	0.82	24,169.4

Basic capital (Tier I)	16,280.0	14,319.8	1,960.1	13.69	14,834.2

Supplementary capital	8,523.8	6,922.8	1,600.9	23.13	8,583.2

Eligible capital	24,803.7	21,242.7	3,561.0	16.76	23,417.4

Risk weighted assets (BIS criteria)	200,989.5	196,556.7	4,432.7	2.26	185,290.0

BIS ratio*	12.34	10.81	1.53		12.64

Tier I*	8.10	7.29	0.81		8.01

Excess (amount)	8,724.6	5,518.1	3,206.4	58.11	8,594.2

(*).- BIS ratio of 12.6% and Tier I of 8.3% including the issue of preferred shares in October.

This operation, which involved replacing two issues with a high dividend by one more adjusted to current market conditions, reduced exchange rate volatility in equity.

The capital ratios also benefited from the early and ordinary amortization of goodwill, as already reported.

The Group’s equity, in accordance with the Bank of International Settlements (BIS) criteria, amounted to EUR 24,804 million at September 30, 5.9% more than at the end of 2002 and 16.8% higher than a year earlier.

The surplus equity above the minimum requirement was EUR 8,725 million, leaving the BIS ratio at 12.3%, 1.5 percentage points more than at September 30, 2002. The Tier I ratio was 8.1% and core capital 5.9%, 1.5 points higher than a year earlier.

The lower capital ratios at September 30 than in June were due to the time lag between the redemption of the preferred shares (already recorded at the end of the quarter) and the issue made in October (recorded this month). At the date of this report, and including the new issue, which the Bank of Spain deemed eligible for the equity calculation, the BIS ratio was 12.6%, with Tier 1 of 8.3%.

These ratios make the Santander Group one of the most solvent financial groups in the world.

Solvency Ratios

Rating agency

Financial

	Long term	Short term	Strength

Moody’s	A1	P1	B-

Standard & Poor’s	A	A1

Fitch Ratings	A+	F1	B/C

Santander Group | January - September 2003   19

Risk management

Credit risk

The ratio of non-performing loans (NPLs) for the whole Group was 1.69% in September, slightly above that of 1.67% at the end of the second quarter. The ratio was 40 basis points lower than at September 2002 and 20 better than at the end of 2002. NPL coverage reached 149.4%, 9.5 points higher than at the end of 2002 and 16.5 more than in September 2002.

The NPL ratio for the Group in Spain was 0.85% in the third quarter, in line with previous quarters and 13 b.p. below that of September 2002. The situation in retail banking remained good, with a reduction in new entries of NPLs significantly below that forecast and the level of a year earlier. NPL coverage was 218.0%, 25 points better than in the third quarter of 2002.

In Portugal, the NPL ratio was 1.94%, 33 b.p. lower than at the end of 2002 and 65 b.p. better than in September 2002. NPL coverage was 122.6%.

The NPL ratio of Consumer Banking in Europe inched up to 2.02%, above the second quarter but remained well below the 2.84% at the end of 2002 and 2.45% in September. NPL coverage was 146.6%.

In Latin America, the NPL ratio was 4.03%, up from 3.84% in June 2003 and in line with the 4.05% in September 2002. Excluding Argentina, the NPL ratio remained virtually unchanged over the last 12 months at 3.11%.

Specific loan-loss provisions for Latin America, net of recoveries, made in the first nine months amounted to EUR 182 million, 80% lower than in the same period of 2002, largely due to lower provisions for Argentina and Brazil, the good performance of portfolios and the depreciation of currencies against the euro.

NPL coverage was 121.4% (144.3% excluding Argentina), in line with prior quarters.

Risk management*

Million euros			Variation

	30.09.03	30.09.02	Amount	(%)	31.12.02

Non-performing loans	3,461.4	4,105.1	(643.8)	(15.68)	3,676.5

NPL ratio (%)	1.69	2.09	(0.40)		1.89

Allowances for loan-losses	5,172.2	5,456.3	(284.2)	(5.21)	5,144.9

NPL coverage (%)	149.43	132.92	16.51		139.94

Non-performing loans **	2,919.8	3,712.2	(792.3)	(21.34)	3,315.4

NPL ratio (%) **	1.43	1.89	(0.46)		1.70

NPL coverage (%) **	177.14	146.98	30.16		155.18

(*)	Excluding country-risk
(**)	Excluding NPLs backed by residential mortgages
Note: NPL ratio: Non-performing loans / computable risk

NPL ratio

NPL coverage

Quarterly non-performing loans evolution

Million euros		2002		2003

	3rdquarter	4thquarter	1stquarter	2ndquarter	3rdquarter

Balance at beginning of period	3,728.9	4,105.1	3,676.5	3,518.5	3,394.2

+ Net additions	584.4	48.3	353.1	95.2	200.9

- Write-offs	(208.1)	(477.0)	(511.1)	(219.6)	(133.8)

Balance at period end	4,105.1	3,676.5	3,518.5	3,394.2	3,461.4

Lending is concentrated in the investment grade countries Mexico, Chile and Puerto Rico, which account for 72.4% of the Group’s total credit risk in Latin America. The relative share of Latin American portfolios in the Group, partly due to exchange rate variations, continued to decline and accounted for 16.7% of total lending (including guarantees) compared with 63.0% for Spain and 18.3% for the rest of Europe.

The Group continued to strengthen its internal risk management models, both in Spain and its subsidiaries abroad. With regard to the reform underway in the Basel capital adequacy regulations (BIS II), the Group has developed a Master Plan, which is being implemented, in order to be in a position to apply internal models to determine the level of regulatory capital. The Group aspires to use internal models from the very beginning of the new regulations.

According to Bank of Spain circular 9/99, the internal risk management models have to be approved before they can be used to calculate statistical coverage. The Bank of Spain has approved the internal credit risk measurement model (internal rating and expected loss) for large companies in Spain whose results, according to the aforementioned method of calculation, can be used to make allocations to the fund for statistical coverage of loan-losses of the relevant portfolio, in place of the standard coefficients. In accordance with the required procedure, the internal model for SMEs will be reviewed. The calculations for the portfolios of consumer loans and mortgages for individual customers have already been approved by the supervisory body and are currently undergoing their annual review.

An integrated framework for risks for the whole Group has also been drawn up, focused on meeting the foreseeable requirements of BIS Pillar II and, above all, on using the most advanced management criteria based on the consumption and return on capital of the different units and business lines.

As regards environmental risk, Santander Central Hispano

continued to make progress and is currently selecting the internal tool to be used for the automatic rating of this risk in companies. It will be incorporated to the Bank’s internal rating model.

Progress also continued in the management and control of operational risk, both in Spain as well as in the rest of the Group’s units. The focus here is on identifying and offsetting the sources of this type of risk, without affecting the development of databases of losses by categories that then enable the economic capital to be quantified.

Country-risk

Country-risk requiring provisions, in accordance with Bank of Spain criteria, stood at US$582.7 million, virtually unchanged from the second quarter and 99.5% covered with provisions. The Group continued to manage country-risk selectively, tightening the special watch and tracking of the most problematic countries and continuously tailoring the country-risk limits to their particular circumstances.

Counterparty risk

The Net Replacement Value (NRV) of the portfolios of OTC derivative products that the Group maintained with its counterparties as of September 30, 2003 amounted to US$4,585.0 million, 2.9% higher than in June and still representing around 0.9% of the nominal value of these contracts.

Equivalent Credit Risk (that is, the sum of the Net Replacement Value and the Maximum Potential Value of these contracts in the future) remained virtually the same as in June at US$24,639.9 million. The incorporation of new counterparts and products in the process of collateralization resulted in a small reduction of risk in interest rate and exchange rate derivatives, offset by increased risk in equity derivatives because of the coverage made in guaranteed funds.

Country risk management

	30.09.2003		30.09.2002	Variation		31.12.2002

	Mill. euros	Mill. US$	Mill. US$	Amount	(%)	Mill. US$

Risk (gross)	500.1	582.7	496.8	85.9	17.29	429.4

Allowances	497.6	579.8	395.1	184.7	46.75	353.9

Risk (net)	2.5	2.9	101.7	(98.8)	(97.15)	75.5

Santander Group | January - September 2003   21

Risk management

Santander Central Hispano Group. Derivative products as of September 2003

Million dollars

						Net
	<1 year	1-5 years	5-10 years	>10 years	Total	replacement cost

IRS	137,560.8	130,251.6	54,267.8	19,237.6	341,317.8	3,284.0

Fras	30,786.9	69.9	0.0	0.0	30,856.8	(1.0)

Interest rate options	8,328.6	17,968.5	6,800.5	1,131.5	34,229.1	263.0

Asset Swaps	14.5	1,553.0	0.0	0.0	1,567.5	0.0

OTC interest subtotal	176,690.8	149,843.0	61,068.4	20,369.1	407,971.2	3,546.0

Currency forwards	55,288.3	1,088.6	134.5	0.0	56,511.4	490.0

Currency swaps	4,634.9	5,951.7	765.0	0.0	11,351.6	(212.0)

Currency options	1,859.1	369.4	0.0	0.0	2,228.5	143.0

OTC foreign exchange subtotal	61,782.3	7,409.7	899.5	0.0	70,091.4	421.0

OTC debt options subtotal	56.7	664.5	0.0	0.0	721.3	3.0

OTC equity derivatives subtotal	5,308.2	13,143.5	2,395.2	0.0	20,846.9	615.0

Total	243,838.0	171,060.8	64,363.0	20,369.1	499,630.9	4,585.0

Derivatives operations are concentrated in excellent credit quality counterparties, with 95.9% of transactions contracted with entities with a rating equal to or more than A-. The remaining 4.1% basically corresponds to derivatives operations with corporate clients.

Market risk

The total daily VaR (VaRD) of trading portfolios continued to fall and at the beginning of the third quarter reached a low of US$10.9 million, largely due to lower volatility in the markets. There was position-taking in the middle of the quarter, chiefly in Mexico, and a rise in volatility in the face of expectations of a slower than expected economic recovery, which increased the VaRD to US$17.7 million at the end of August. There was then a small decline in the VaRD to US$11.9 million at the end of the quarter, due to the closing of positions mainly in Madrid and Mexico.

The average risk of activity in structured derivatives, measured by the VaRD, dropped a little during the third quarter from US$3.3 million to US$2.8 million, with no movements of significant positions. This risk is included in the trading portfolios.

As regards risk distribution in the trading portfolios in the third quarter, in daily VaR terms, there was a decline in risk in Europe and a rise in Latin America.

Europe accounted for 21% of the risk in trading portfolios (30% of earnings). Latin America accounted for 68% and generated 62% of earnings, basically from the Mexican and Brazilian markets.

Backtesting

The backtesting showed that so far during 2003 the daily result surpassed the VaRD on only one occasion (March 13), as a result of a movement of 20 b.p. in the euro interest rates, which was higher than the historic volatility until then. The relative width of this exception was 20.3%.

VaR by region. Third quarter 2003

Million dollars

	Min.	Avg.	Max.	Latest

Total	10.9	14.0	17.7	11.9

Europe	2.8	3.8	6.3	3.7

Asia	0.1	0.1	0.1	0.1

USA	1.0	1.8	2.8	2.2

Latin America	9.5	12.2	15.4	9.9

VaR by product. Third quarter 2003

Million dollars

	Min.	Avg.	Max.	Latest

Total trading
Total VaR	10,9	14,0	17,7	11,9

Diversificación effect	(5.2)	(6.0)	(9.0)	(6.3)

Fixed income VaR	7.6	9.9	13.5	8.6

Equity VaR	1.4	2.0	3.9	2.1

Currency VaR	7.1	8.0	9.3	7.6

Net operating income

Million dollars

Balance sheet management in Latin America

During the third quarter, interest rate risk in balance sheet management, measured by the sensitivity of equity to changes of 100 basis points in the yield curve increased. The sensitivity of net interest revenue over one year to changes of 100 basis points also increased.

Risk consumption for Latin America, measured through the sensitivity of equity, was 5.8%. For net interest revenue, measured by the sensitivity (with regard to that budgeted) over one year to changes was 1.7%. The risk profile in equity was higher than in the second quarter, largely due to the opening of positions in Puerto Rico. Apart from these positions, there were no significant changes in the opening of risk.

The strict policies of management and control of liquidity risk since the beginning of the year were maintained. Adequate management of liquidity is a key element in protecting our financial robustness.

Stress Test

The highest exposure during the third quarter was in fixed-income activity, mainly in Mexico and Brazil.

Exchange rates, the next largest risk factor, had an offsetting impact in some scenarios in the face of interest rate results. In the scenario of maximum volatility, where changes in all the market factors equivalent to six typical deviations were applied, the Group’s economic loss in trading would have been US$32.6 million at September 30, 2003.

As regards liquidity stress, the half yearly review of the Contingency Plan took place in July in order to analyze the financing needs of each unit in the face of certain suppositions of liquidity crisis. There were no significant changes from the previous analysis carried out at the beginning of the year.

Santander Group | January - September 2003   23

Analysis by business areas

Report by Business Areas

The Santander Group is maintaining the presentation criteria it used in 2002, but with some improvements in order to facilitate the understanding of business areas or concepts. Of note here is the Financial Management and Equity Stakes area.

In addition, the concept of income on a cash basis (before deducting the ordinary amortization of goodwill) has been incorporated. With this we are anticipating future accounting rules and enabling international comparisons on a more like-for-like basis.

The income statements and balance sheets of each business area are drawn up by aggregating the Group’s basic operating units. The information covers both the accounting data of the units that comprise each area as well as that from the information management systems. In all cases the financial statements are adapted to Spanish regulations and incorporate the adjustments so that like-for-like comparisons can be made and/or the applicable consolidation adjustments.

All the areas have been assigned the minimum regulatory capital for risk assets, except for two: Corporate Banking and Retail Banking Latin America. Experience has shown that economic risk in Corporate Banking is lower than its regulatory risk weighting and it consumes less capital than assigned, while in Latin America it is higher. It is therefore advisable to weigh the regulatory capital for Corporate Banking downward (50%) and upward (50%) in Latin America.

The Group’s institutional costs have been distributed among all businesses. The rest of costs attributed to support and control services continue to be distributed in accordance with the Group’s traditional criteria.

Some adjustments with regard to 2002 figures have been made, with a marginal impact, arising from the change of dependency of some business units. This concerns Asset Management and Private Banking and Retail Banking. The business areas’ definitions and contents are as follows:

•
European Retail Banking: This covers the banking activities of the different networks and specialized units in Europe, chiefly with individual clients and SMEs, as well as private and public institutions. There are five units: Santander Central Hispano Retail Banking, Banesto, Consumer Finance, Portugal and On-line Banking.

•
Banesto (included in European Retail Banking): This covers Banesto’s contribution to the Group, after applying the aforementioned criteria. As a result, the figures do not coincide with those published by Banesto.

•
Retail Banking Latin America: This area covers the Group’s universal banking activities in Latin America through its subsidiary banks and finance companies. It does not include, unless there are distribution agreements, the results of investment banking or asset management channeled through specialized business units.

In accordance with the principles already stated, the entities in these countries adopt Spanish accounting regulations except for amortization of goodwill, which is beyond the Group’s management of business, and country-risk provisions.

•
Asset Management and Private Banking: Asset management includes pension and mutual funds and bancassurance, and private banking activity with clients via the specialized units in Spain and abroad. In both cases, the agreements for distribution of commissions with the Group’s networks throughout the world remain in force for remuneration of distribution and customer attention.

•
Global Wholesale Banking: This area covers Santander Central Hispano’s Corporate Banking in Spain, the rest of Europe and New York, the treasury units in Madrid and New York, as well as investment banking throughout the world.

•
Financial Management and Equity Stakes: This area is responsible for the centralized activities relating to strategic or temporary equity stakes in industrial and financial companies, financial management related to the structural exchange rate position, the Group’s asset and liability portfolio and management of global shareholders’ equity through issues and securitization. As the Group’s holding entity, it manages all capital and reserves and allocations of capital and liquidity. It incorporates too amortization of goodwill and country-risk but, as previously stated, not the costs related to the Group’s central services.

The area also covers, on a temporary basis, businesses that are being wound down or closed in order not to distort the other businesses. In exceptional circumstances, it is responsible for the launch of an activity of a strategic nature.

As well as these areas, the total income of Portugal and Latin America continues to be presented globally, including Retail Banking, Asset Management, Private Banking and Global Wholesale Banking.

Main data by business areas

Million euros	Net operating income			Net attributable income (cash-basis)			Efficiency (%)

		Var. o/ Jan-Sep 02			Var. o/ Jan-Sep 02

	Jan-Sep 03	Amount	(%)	Jan-Sep 03	Amount	(%)	Jan-Sep 03	Jan-Sep 02

European Retail Banking	2,462.7	320.2	14.95	1,323.1	80.0	6.44	46.04	49.76

Santander Central Hispano	1,201.6	142.6	13.46	683.6	61.6	9.90	46.35	49.88

Banesto	525.1	56.6	12.08	306.4	(29.8)	(8.87)	47.84	50.54

Portugal	293.0	15.1	5.43	157.3	12.0	8.24	47.73	49.26

Consumer Finance in Europe	435.2	104.8	31.73	188.2	39.8	26.78	37.56	43.31

Retail Banking Latin America	1,272.3	(449.7)	(26.12)	850.6	(4.9)	(0.57)	54.06	53.28

Asset Management & Private Banking	312.0	(77.5)	(19.89)	233.8	(22.4)	(8.74)	43.35	39.97

Global Wholesale Banking	303.7	(26.3)	(7.98)	165.0	(14.1)	(7.88)	46.02	45.87

Financial Management and Equity Stakes	(4.9)	177.7	(97.33)	(164.0)	151.0	(47.94)	—	—

Total	4,345.9	(55.7)	(1.26)	2,408.5	189.7	8.55	48.96	51.19

			ROE (cash-basis) (%)		NPL ratio (%)		NPL coverage (%)

			30.09.03	30.09.02	30.09.03	30.09.02	30.09.03	30.09.02

European Retail Banking			19.93	20.27	1.14	1.49	193.99	152.56

Santander Central Hispano			22.56	22.73	0.89	1.19	221.92	151.22

Banesto			17.05	18.39	0.71	0.80	306.78	276.12

Portugal			16.65	15.85	1.94	2.59	122.56	101.84

Consumer Finance in Europe			22.41	24.77	2.02	2.45	146.59	153.65

Retail Banking Latin America			31.11	22.62	4.05	4.06	121.27	116.57

Asset Management & Private Banking			59.77	69.16	0.20	0.25	—	—

Global Wholesale Banking			12.75	12.44	1.59	1.91	160.34	136.17

Total			17.64	16.13	1.69	2.09	149.43	132.92

					Number of employees		Number of branches

					30.09.03	30.09.02	30.09.03	30.09.02

European Retail Banking					42,262	44,376	5,064	5,024

Santander Central Hispano					21,094	21,860	2,528	2,518

Banesto					9,894	10,494	1,689	1,666

Portugal					6,943	7,416	663	653

Consumer Finance in Europe					3,933	3,959	182	185

Retail Banking Latin America					52,001	55,048	3,828	4,147

Asset Management & Private Banking					6,380	6,400	184	215

Global Wholesale Banking					2,392	2,574	36	38

Financial Management and Equity Stakes					272	115	—	—

Total					103,307	108,513	9,112	9,424

Net attributable income by operative business areas

Santander Group | January - September 2003   25

Analysis by business areas

European Retail Banking

Million euros			Variation

	Jan-Sep 03	Jan-Sep 02	Amount	(%)

Income statement
Net interest revenue	3,430.2	3,356.6	73.6	2.19

Net fees and commissions	1,587.6	1,474.2	113.4	7.70

Basic revenue	5,017.8	4,830.8	187.1	3.87

Trading gains	131.9	79.1	52.8	66.79

Net operating revenue	5,149.8	4,909.9	239.9	4.89

Personnel and general expenses	(2,371.0)	(2,443.3)	72.3	(2.96)

a) Direct	(2,042.5)	(2,083.2)	40.7	(1.95)

Personnel expenses	(1,494.5)	(1,526.1)	31.6	(2.07)

General expenses	(548.0)	(557.0)	9.0	(1.62)

b) Assigned	(328.5)	(360.2)	31.6	(8.78)

Depreciation	(273.4)	(291.9)	18.6	(6.36)

Other operating costs	(42.7)	(32.1)	(10.6)	32.91

Net operating income	2,462.7	2,142.5	320.2	14.95

Income from equity - accounted holdings	59.9	38.6	21.3	55.34

Net provisions for loan - losses	(630.1)	(451.2)	(178.9)	39.64

Other income	47.2	8.1	39.1	483.36

Income before taxes	1,939.7	1,737.9	201.8	11.61

Net consolidated income	1,402.5	1,289.4	113.1	8.77

Net attributable income	1,323.1	1,243.1	80.0	6.44

			Variation

	30.09.03	30.09.02	Amount	(%)

Balance sheet
Loans	120,089.8	106,025.1	14,064.8	13.27

Government securities	4,183.3	3,526.5	656.9	18.63

Due from banks	28,814.7	17,316.0	11,498.7	66.41

Investment securities	7,038.9	7,244.0	(205.1)	(2.83)

Tangible and intangible assets	2,932.6	3,245.3	(312.6)	(9.63)

Other assets	7,022.3	7,766.8	(744.5)	(9.59)

Total Assets / Liabilities	170,081.7	145,123.6	24,958.1	17.20

Customer deposits	90,403.6	89,442.9	960.6	1.07

Debt securities	10,923.1	7,318.9	3,604.2	49.24

Subordinated debt	1,233.9	1,033.0	200.9	19.45

Due to banks	39,039.7	25,917.0	13,122.7	50.63

Other liabilities	19,133.1	12,848.3	6,284.8	48.92

Capital assigned	9,348.4	8,563.5	784.9	9.17

Other managed funds (off - balance sheet)	59,771.2	51,619.8	8,151.4	15.79

Mutual funds	51,771.7	45,140.4	6,631.3	14.69

Pension funds	6,271.4	5,438.9	832.5	15.31

Managed portfolios	1,728.0	1,040.4	687.6	66.09

Customer funds	162,331.7	149,414.6	12,917.1	8.65

Total managed funds	229,852.8	196,743.3	33,109.5	16.83

European Retail Banking

European Retail Banking is the largest business of the Santander Group. Its relative share of the total business volume and of earnings increased between September 2002 and September 2003, accounting at the end of the third quarter for 51% of total funds, 62% of loans and 51% of net attributable income.

The area’s good performance is underscored by the 14.9% rise in net operating income. The main factors at play were more revenue from commissions, lower operating costs and improved efficiency, as well as positive growth in net interest revenue year-on-year.

This performance also reflects the increase in business, with further growth in lending, the drive in mutual funds, pension plans and insurance, and the improvement, albeit moderate, in deposits.

Net interest revenue was EUR 3,430.2 million, 2.2% more than in the first nine months of 2002 as a result of the net effect of increased business and narrower spreads from lower interest rates. Net fee income and commissions rose 7.7% to EUR 1,587.6 million. Growth largely occurred in Retail Banking in Spain and Portugal. Trading gains’ relative share of net operating revenue remained insignificant (2.6%). Net operating revenue was EUR 5,149.8 million.

One of the most noteworthy features of European Retail Banking is containment of operating expenses. They declined 3.0% (personnel expenses: -2.1%; general: -1.6%; assigned: -8.8%).

The positive performance of personnel and general expenses was due to lower costs at Santander Central Hispano Retail Banking (-4.0%). Costs at Consumer Finance in Europe, a growing activity, rose by only 2.0% (+17.7% in net operating revenue).

As a result, the efficiency ratio improved by 3.8 percentage points between the first nine months of 2002 and the same period of 2003, from 49.8% to 46.0%.

Net operating income grew 14.9% to EUR 2,462.7 million.

The most significant item between net operating income and income before taxes is loan-loss provisions, which increased 39.6%. This was chiefly due to statistical provisions and greater lending, reflected in more provisions of a generic nature.

Income before taxes was 11.6% higher at EUR 1,939.7 million.

Net attributable income, after deducting corporate tax and minority interests, rose 6.4% to EUR 1,323.1 million. The difference between income before taxes and net attributable income was largely due to the increased minority interests at Banesto, as a result of the placement of shares made at the end of 2002, and the higher corporate tax charge this year at both Banesto and Consumer Finance in Europe. ROE was 19.9% (20.3% in September 2002).

The quarterly performance was very positive. Net operating income (EUR 866.1 million) in the third quarter set a new record. It was 3.7% higher than in the second quarter and 24.1% more than the third quarter of 2002. The increases were the result of rises in revenue (net operating revenue increased for the fourth quarter running) and lower costs.

Of note was the 13.3% rise in lending (+16.7% excluding securitizations) and the 8.7% increase in customer funds.

Of note in the first nine months was the growth in new lending, with increases of around 57% in the Santander network and 42% at Banesto in mortgages. Banesto’s year-on-year growth in mortgages was 34.5% (excluding securitization), much higher than the average rise for the banking sector. Lending to individual customers also registered double digit growth in both networks.

New loans in Consumer Finance rose 14% over the first nine months of 2002.

On the liabilities side, the focus is on mutual and pension funds and insurance. In Spain, growth in mutual funds was 14.9% and 16.7% in pension plans. Insurance premiums rose 91.2%.

Business growth in Portugal came from mutual funds (+25.8%), pension plans (20.9%) and insurance (+69.8%).

Santander Group | January - September 2003   27

Analysis by business areas

Santander Central Hispano Retail Banking

Million euros			Variation

	Jan-Sep 03	Jan-Sep 02	Amount	(%)

Income statement
Net interest revenue	1,536.4	1,559.0	(22.5)	(1.44)

Net fees and commissions	964.1	864.6	99.5	11.51

Basic revenue	2,500.5	2,423.6	77.0	3.18

Trading gains	36.4	31.1	5.3	17.09

Net operating revenue	2,537.0	2,454.7	82.3	3.35

Personnel and general expenses	(1,175.9)	(1,224.3)	48.3	(3.95)

a) Direct	(895.7)	(901.1)	5.4	(0.60)

Personnel expenses	(741.4)	(758.3)	16.9	(2.22)

General expenses	(154.3)	(142.8)	(11.4)	8.00

b) Assigned	(280.3)	(323.2)	42.9	(13.28)

Depreciation	(133.6)	(139.2)	5.7	(4.07)

Other operating costs	(25.8)	(32.1)	6.3	(19.56)

Net operating income	1,201.6	1,059.0	142.6	13.46

Income from equity - accounted holdings	—	—	—	—

Net provisions for loan - losses	(257.5)	(200.9)	(56.6)	28.17

Other income	7.4	7.2	0.2	3.04

Income before taxes	951.5	865.3	86.2	9.96

Net consolidated income	684.5	622.9	61.6	9.89

Net attributable income	683.6	622.0	61.6	9.90

			Variation

	30.09.03	30.09.02	Amount	(%)

Balance sheet
Loans	54,659.4	48,330.0	6,329.4	13.10

Government securities	—	—	—	—

Due from banks	18.3	64.3	(46.0)	(71.50)

Investment securities	1.0	1.3	(0.3)	(24.62)

Tangible and intangible assets	1,594.6	1,726.5	(131.9)	(7.64)

Other assets	974.2	1,245.0	(270.8)	(21.75)

Total Assets / Liabilities	57,247.5	51,367.1	5,880.4	11.45

Customer deposits	41,489.2	42,515.9	(1,026.7)	(2.41)

Debt securities	332.1	605.2	(273.1)	(45.12)

Subordinated debt	—	—	—	—

Due to banks	365.9	653.5	(287.5)	(44.00)

Other liabilities	10,726.8	3,858.0	6,868.8	178.04

Capital assigned	4,333.4	3,734.5	598.9	16.04

Other managed funds (off - balance sheet)	41,378.6	36,578.5	4,800.1	13.12

Mutual funds	37,019.7	32,794.0	4,225.7	12.89

Pension funds	4,358.9	3,784.5	574.4	15.18

Managed portfolios	—	—	—	—

Customer funds	83,199.9	79,699.6	3,500.3	4.39

Total managed funds	98,626.0	87,945.5	10,680.5	12.14

Santander Central Hispano Retail Banking

Both the business volume and earnings of Santander Central Hispano Retail Banking continued to improve in the third quarter. The greater activity and resultant higher commissions, combined with defense of customer spreads and lower financing costs, as well as cost control, pushed up net operating income in the first nine months by 13.5% (+15.0% Santander network alone).

As a result of the strong business growth, the year-on-year rise in lending, in monthly average balances, was 17.1%, with a continued high level of credit risk quality, and almost 5% in managed funds.

Greater business together with tight management of spreads in lending neutralized the impact of lower interest rates on spreads of deposits and improved net operating revenue in the last two quarters (EUR 1,536.4 million in the first nine months). This amount was very much in line with that generated in the first nine months of 2002 and was 2.1% higher including the positive result of the ALCO positions, which are not assigned to Retail Banking and amounted to EUR 193.5 million (+42.2%).

Net fees and commissions, both financial (EUR 197 million) and from services (EUR 964.1 million), registered year-on-year growth of around 14.9% and 11.5% respectively. Of note in the first category were those from mortgages, leasing and renting, and from securities, mutual funds, pension plans, insurance, cards and derivative products in the second. All of them were backed up by business actions that boosted new business.

Operating costs continued to be tightly controlled and were 4.0% lower than in the first nine months of 2002, the fruit of that year’s containment policies. The efficiency ratio improved by 3.5 points to 46.4%.

Higher net operating revenue and control of costs lifted net operating income by 13.5% to EUR 1,201.6 million.

But this improvement did not fully feed through to the bottom line because of the 28.2% rise in loan-loss provisions, largely of a generic nature, as a result of the growth in lending, and statistical provisions. However, the volume of specific provisions was 33.6% lower, underscoring the good credit risk quality with an NPL ratio of 0.89%.

Net attributable income was 9.9% higher at EUR 683.6 million.

The third quarter results were lower than the second’s, because of a high seasonal component, but they were well above those of the third quarter of 2002 in all items: net interest revenue (+4.6%), fees and commissions (+9.5%) and net operating income (+21.7%).

There were two main factors behind the growth in the average monthly balance of lending (+17.1% year-on-year and +13.2% in the first nine months). On the one hand, the strong increase in mortgages (+21.8% to more than EUR 31,500 million). On the other hand, the 20% rise year-on-year in corporate lending to more than EUR 27,000 million.

Something similar happened in customer funds, albeit with more modest rates of growth. Volume grew 4.8% year-on-year to more than EUR 82,000 million (growth at the beginning of the year was slightly negative). Two factors were at play: the 7.0% rise in the balance of current accounts and the increase of almost 13% in mutual funds to more than EUR 37,000 million. At the same time, there was a significant improvement in the cost of funds and in the spreads, in line with the declared policy of defending customer spreads.

While Santander Central Hispano was in the forefront in 2002 and the first half of this year in savings-investment product innovation (time deposits, structured time deposits and mutual funds), in the second half it led the way in developing lending products.

The launch of the “Super Oportunidad” campaign, backed up by a wide range of mortgages for individual customers, enabled Retail Banking to more than double its volume of new loans and achieve a significant degree of recognition in the market.

This was the star product of the third quarter and success was also achieved in products to capture funds, such as the “Fondo Super 100 II”, which attracted EUR 720 million and joined the EUR 5,400 million captured by “Fondos Super Selección” and

“Super 100 I”, placed during the first half, and the more than EUR 800 million from the Active Advice range.

As well as this significant activity, greater emphasis continued to be placed on programmes to achieve greater customer loyalty and affinity. The objectives included cross-selling of other products such as cards, insurance, pension plans, and direct payment to accounts of salaries and debiting of bills, which complement and satisfy our customers’ financial needs, and enhance the quality of service.

Segmented management of customers and their businesses and personalized treatment of customers should guarantee these strategic objectives.

Santander Group |January - September 2003   29

Analysis by business areas

Banesto

Million euros			Variation

	Jan-Sep 03	Jan-Sep 02	Amount	(%)

Income statement
Net interest revenue	792.0	755.9	36.1	4.78

Net fees and commissions	344.0	322.5	21.5	6.66

Basic revenue	1,136.0	1,078.4	57.6	5.34

Trading gains	43.3	33.3	10.0	29.98

Net operating revenue	1,179.4	1,111.8	67.6	6.08

Personnel and general expenses	(564.2)	(561.8)	(2.3)	0.42

a) Direct	(544.5)	(544.4)	(0.1)	0.02

Personnel expenses	(407.6)	(406.9)	(0.7)	0.18

General expenses	(136.9)	(137.6)	0.6	(0.47)

b) Assigned	(19.6)	(17.4)	(2.2)	12.89

Depreciation	(76.3)	(71.4)	(4.9)	6.86

Other operating costs	(13.7)	(10.0)	(3.7)	37.33

Net operating income	525.1	468.5	56.6	12.08

Income from equity - accounted holdings	47.5	27.4	20.1	73.40

Net provisions for loan - losses	(120.4)	(77.8)	(42.6)	54.82

Other income	36.3	28.3	8.1	28.57

Income before taxes	488.6	446.4	42.2	9.44

Net consolidated income	351.3	345.9	5.4	1.56

Net attributable income	306.4	336.2	(29.8)	(8.87)

			Variation

	30.09.03	30.09.02	Amount	(%)

Balance sheet
Loans	30,341.6	24,902.5	5,439.1	21.84

Government securities	4,183.3	3,526.4	656.9	18.63

Due from banks	9,951.6	5,521.1	4,430.5	80.25

Investment securities	4,643.4	4,881.6	(238.2)	(4.88)

Tangible and intangible assets	789.6	887.5	(97.9)	(11.03)

Other assets	4,320.0	4,334.2	(14.3)	(0.33)

Total Assets / Liabilities	54,229.6	44,053.3	10,176.2	23.10

Customer deposits	27,942.1	24,959.6	2,982.6	11.95

Debt securities	3,658.3	2,607.9	1,050.4	40.28

Subordinated debt	784.1	488.1	295.9	60.62

Due to banks	13,947.4	7,644.1	6,303.3	82.46

Other liabilities	5,369.0	5,905.1	(536.1)	(9.08)

Group capital and reserves	2,528.7	2,448.5	80.1	3.27

Other managed funds (off - balance sheet)	11,281.4	9,734.7	1,546.7	15.89

Mutual funds	9,980.0	8,559.5	1,420.5	16.60

Pension funds	1,083.7	974.2	109.5	11.24

Managed portfolios	217.7	201.0	16.7	8.30

Customer funds	43,665.9	37,790.3	5,875.6	15.55

Total managed funds	65,510.9	53,788.0	11,722.9	21.79

The Banesto Group’s income before taxes was 10.3% higher than in the first nine months of 2002 at EUR 503.5 million. The factors at play were the high volume of business with gains in market share, zero growth in operating costs (in line with targets) and adequate management of customer spreads which offset the fall in interest rates.

As in the other business areas, Banesto’s income statement has been drawn up in accordance with the criteria set out on page 24 of this Report, as a result of which these figures are not the same as its independent ones.

Net interest revenue increased 4.8% to EUR 792.0 million, despite the fall in interest rates between the first nine months of 2002 and the same period of 2003.

Net fees and commissions grew 6.7% to EUR 344.0 million. Those from mutual and pension funds increased 5.7% and 7.1% from services, improving the growth rates registered at the end of the second quarter. Of particular note was the 31.7% growth in commissions from cards.

Trading gains were 30.0% higher at EUR 43.3 million. This was largely due to increased distribution of treasury products to customers, which strengthened the recurring element of these earnings. Net operating revenue rose 6.1% to EUR 1,179.4 million.

Personnel and general expenses hardly varied (+0.4%), which together with the growth in net operating revenue produced a further improvement in the efficiency ratio to 47.8% in September (50.5% a year earlier). Net operating income rose 12.8% to EUR 525.1 million, 12.1% higher than in the first nine months of 2002.

Income from equity-accounted holdings was 73.4% higher than in the first nine months of 2002 at EUR 47.5 million, due to the higher earnings of companies consolidated under this method.

Net provisions for loan-losses rose 54.8% to EUR 120.4 million, basically due to the larger balance of lending. Generic and statistical provisions account for 82% of total provisions in the period. The allocation for statistical provisions was EUR 73.6 million, bringing the total in the fund to EUR 317 million.

Income before taxes increased 9.4% to EUR 488.6 million, reflecting the Bank’s business progress. Net attributable income was EUR 306.4 million after deducting minority interests and a corporate tax charge 36.6% higher because of the gradual expiry of the tax credit that existed in prior years.

Lending, adjusted for securitization, increased 19.4% to EUR 31,901 million. The pace of growth in the third quarter was faster than in other quarters. Lending to the private sector grew 21.8%, with secured loans up 34.5%, and the portfolio of commercial bills increased 15.8%.

Banesto’s market share of lending by Retail banks rose by 0.5 points between September 2002 and September 2003 to 7.8%.

This gain in market share was achieved, furthermore, with a fall in the ratio of non-performing loans (NPLs) from 0.80% in September 2002 to 0.71% a year later. Coverage rose from 276% to 307% over the same period.

On-balance sheet customer funds amounted to EUR 32,385 million at the end of September, 15.4% more than a year earlier, and off-balance sheet funds were 15.9% higher. Total managed funds grew 15.5% to EUR 43,666 million.

Banesto’s market share of private sector deposits managed by Retail banks plus mutual funds reached 8.5%, a rise of 0.8 points in the year to September.

Lastly, there were two significant developments during the third quarter:

•
On September 17, the Boards of Banesto and Banco de Vitoria (99.7% owned by Banesto) approved the merger of both banks, with Banesto absorbing Vitoria. This will enable us to use more efficiently the resources that both banks are allotting to management of their customers, thereby boosting profitability and generating shareholder value.

•	A subordinated debt issue of EUR 500 million was made in September, via Banesto Banco de Emisiones, which helped to strengthen Banesto’s already comfortable level of equity.

Santander Group | January - September 2003   31

Analysis by business areas

Retail Banking Portugal
Million euros			Variation

	Jan-Sep 03	Jan-Sep 02	Amount	(%)

Income statement
Net interest revenue	467.1	489.7	(22.6)	(4.62)

Net fees and commissions	173.4	133.0	40.4	30.37

Basic revenue	640.5	622.7	17.8	2.85

Trading gains	2.9	13.2	(10.3)	(78.16)

Net operating revenue	643.3	635.9	7.4	1.17

Personnel and general expenses	(307.1)	(313.3)	6.2	(1.97)

a) Direct	(295.6)	(302.8)	7.2	(2.38)

Personnel expenses	(191.6)	(194.0)	2.5	(1.26)

General expenses	(104.0)	(108.7)	4.7	(4.37)

b) Assigned	(11.5)	(10.5)	(1.0)	9.70

Depreciation	(40.6)	(42.0)	1.3	(3.19)

Other operating costs	(2.6)	(2.8)	0.1	(4.53)

Net operating income	293.0	277.9	15.1	5.43

Income from equity - accounted holdings	0.9	1.7	(0.9)	(51.03)

Net provisions for loan - losses	(64.6)	(39.8)	(24.8)	62.31

Other income	(12.4)	(28.7)	16.3	(56.72)

Income before taxes	216.9	211.2	5.7	2.68

Net consolidated income	185.1	177.2	7.9	4.47

Net attributable income	157.3	145.4	12.0	8.24

			Variation

Business highlights	30.09.03	30.09.02	Amount	(%)

Loans*	20,670.2	20,105.8	564.5	2.81

Customer funds on balance sheet	17,351.9	17,489.1	(137.2)	(0.78)

Mutual funds	4,616.6	3,669.2	947.5	25.82

Pension funds	810.7	670.4	140.3	20.93

Life assurance based savings plan	1,327.2	781.6	545.7	69.82

(*).- Excluding securitization effect: +8.3%.

The Portuguese economy grew 0.1% for the second quarter running, but on a year-on-year basis, growth was the most negative since the 1993 recession (estimate GDP drop of -0.7% for the whole of 2003).

Against this background, Portugal net attributable income was EUR 183.5 million, 4.5% more than in the first nine months of 2002, when interest rates were higher and business was stronger. The efficiency ratio remained around 46% and ROE more than 18%, both benchmarks in the Portuguese financial system.

Retail banking’s income was 8.2% higher. Net interest revenue continued to be affected by both external factors (macroeconomic activity and lower interest rates) as well as by a strategy that stressed credit risk quality and cost control without abandoning the aggressive business policy that placed emphasis on value-added funds and payment of commissions (+30.4%), chiefly from mutual funds and insurance. Examples of this policy are the recent launch of a campaign to capture funds (“Ahorro Súper Estrellas”), the sale of life assurance-based savings plans with increasing return and various micro-marketing actions in the segment of immigrants. Also of note in the third quarter was the Group’s first operation in Portugal for the securitization of mortgages (EUR 1,100 million).

In short, the Group continues to lead the Portuguese financial market, with a strategic focus based on customer banking, innovative products that generate value added and efficiency, profitability and credit risk quality as the main guiding principles.

Total Portugal

Million euros			Variation

	Jan-Sep 03	Jan-Sep 02	Amount	(%)

Net attributable income "proforma"	183.5	175.7	7.9	4.48

Retail Banking	157.3	145.4	12.0	8.24

Global areas	26.2	30.3	(4.1)	(13.54)

Consumer Finance in Europe

Million euros			Variation

	Jan-Sep 03	Jan-Sep 02	Amount	(%)

Income statement
Net interest revenue	604.6	499.5	105.1	21.04

Net fees and commissions	82.6	120.9	(38.3)	(31.71)

Basic revenue	687.2	620.4	66.7	10.76

Trading gains	41.9	(0.8)	42.7	—

Net operating revenue	729.1	619.7	109.4	17.66

Personnel and general expenses	(273.8)	(268.4)	(5.4)	2.03

a) Direct	(264.5)	(261.2)	(3.3)	1.25

Personnel expenses	(138.7)	(140.1)	1.5	(1.06)

General expenses	(125.9)	(121.1)	(4.8)	3.93

b) Assigned	(9.3)	(7.1)	(2.2)	30.50

Depreciation	(20.6)	(34.5)	13.9	(40.29)

Other operating costs	0.6	13.6	(13.1)	(95.95)

Net operating income	435.2	330.4	104.8	31.73

Income from equity - accounted holdings	11.5	9.4	2.1	22.57

Net provisions for loan - losses	(166.5)	(116.3)	(50.3)	43.22

Other income	19.1	1.0	18.1	—

Income before taxes	299.3	224.5	74.8	33.31

Net consolidated income	194.1	152.6	41.5	27.17

Net attributable income	188.2	148.5	39.8	26.78

The Group conducts Consumer Finance in Europe via its subsidiary Santander Consumer Finance. Most of the activity is in auto financing, personal loans and personal and credit cards.

New loans in the first nine months amounted to EUR 8,688 million, 13.5% more than in the same period of 2002. Particularly noteworthy, given the slowdown in these countries, was the 11.1% growth in auto financing (Spain and Portugal, 17.1%; Italy, 10.5%, and Germany, 8.2%). Net lending, including the fixed assets in renting and off-balance sheet securitized assets, was EUR 19,104 million, 9.6% higher than at the end of 2002.

Net attributable income (EUR 188.2 million; +26.8% over 2002) rose in line with net operating income (+31.7%). This was based on solid net operating revenue (+17.7% and 20.2% on a like-for-like basis taking into account the accounting impact of the securitizations) and containment of operating costs.

Spain and Portugal

Strong activity was notable across different segments. In cars, the number of units financed rose 18% despite the overall decline in sales during the year (-1%). As a result, our market share increased to 10% of total sales and 28% of those financed.

In mortgages, direct and indirect activity (via UCI) grew at a faster pace than the market (more that 40%). Growth in consumer finance was more than 13%, with most of it “direct credit”. The number of cards managed surpassed 7 million. Growth in insurance remained at the pace of 2002, and premium income grew 60% year-on-year.

Billing rose 18% in the year to September to EUR 3,500 million, and net operating revenue was 20.3% higher. Net attributable income increased 18.5% to EUR 83.3 million. The efficiency ratio improved by 4.1 points to 35.9%.

Germany

CC-Bank has merged with Santander Direkt Bank, incorporating EUR 1,300 million of deposits and mutual funds (prior to this, Royal Bank of Scotland bought the cards and personal loans business of SDBank). New lending rose 9.6% year-on-year (+8.2% in auto financing).

Good performance in East Europe: Poland in balance after six months; profit growth of almost 50% in the Czech Republic and Hungary. At Group level, CC-Bank registered growth in net operating revenue, net operating income and net attributable income of more than 30% (+32% in net attributable income). The efficiency ratio improved from 43.8% in September 2002 to 37.6% a year later.

Italy

Under the agreement with Sanpaolo IMI, Santander Consumer Finance acquired 20% of Finconsumo during the third quarter. The agreement foresees the purchase of the remaining 30% within 12 months as of December 20, 2003.

New business in the first nine months was 14.9% higher than in the same period of 2002, with direct loans up 36.4%. Net operating revenue increased 34.4% year-on-year, while net operating income and net attributable income grew by more than 60%. The efficiency ratio improved to 42.1% from 50.1%.

Santander Group | January - September 2003   33

Analysis by business areas

Retail Banking Latin America

Million euros			Variation

	Jan-Sep 03	Jan-Sep 02	Amount	(%)

Income statement
Net interest revenue	2,210.6	3,568.3	(1,357.7)	(38.05)

Net fees and commissions	755.7	983.5	(227.7)	(23.16)

Basic revenue	2,966.3	4,551.7	(1,585.5)	(34.83)

Trading gains	405.7	48.1	357.7	744.05

Net operating revenue	3,372.0	4,599.8	(1,227.8)	(26.69)

Personnel and general expenses	(1,823.0)	(2,450.9)	627.9	(25.62)

a) Direct	(1,732.0)	(2,344.2)	612.2	(26.11)

Personnel expenses	(951.1)	(1,280.7)	329.6	(25.73)

General expenses	(780.9)	(1,063.5)	282.6	(26.57)

b) Assigned	(91.0)	(106.7)	15.7	(14.69)

Depreciation	(207.4)	(264.9)	57.6	(21.73)

Other operating costs	(69.3)	(161.9)	92.6	(57.20)

Net operating income	1,272.3	1,722.1	(449.7)	(26.12)

Income from equity - accounted holdings	(0.2)	(2.3)	2.1	(90.80)

Net provisions for loan - losses	(193.7)	(953.9)	760.2	(79.70)

Other income	(30.0)	357.4	(387.4)	—

Income before taxes	1,048.5	1,123.3	(74.8)	(6.66)

Net consolidated income	946.7	913.1	33.6	3.68

Net attributable income	850.6	855.5	(4.9)	(0.57)

			Variation

	30.09.03	30.09.02	Amount	(%)

Balance sheet
Loans	29,701.4	36,015.2	(6,313.8)	(17.53)

Due from banks	18,463.4	19,122.2	(658.8)	(3.45)

Investment securities	20,216.7	25,099.0	(4,882.3)	(19.45)

Tangible and intangible assets	1,451.6	1,751.8	(300.3)	(17.14)

Other assets	9,586.3	11,044.0	(1,457.7)	(13.20)

Total Assets / Liabilities	79,419.3	93,032.2	(13,612.9)	(14.63)

Customer deposits	34,666.3	40,887.8	(6,221.4)	(15.22)

Debt securities	4,597.3	7,205.3	(2,608.0)	(36.20)

Subordinated debt	560.3	665.5	(105.2)	(15.81)

Due to banks	28,827.6	31,661.1	(2,833.4)	(8.95)

Other liabilities	7,005.3	8,399.0	(1,393.7)	(16.59)

Capital assigned	3,762.4	4,213.6	(451.1)	(10.71)

Other managed funds (off - balance sheet)	27,826.0	25,139.2	2,686.8	10.69

Mutual funds	12,163.0	10,777.9	1,385.1	12.85

Pension funds	12,081.7	10,793.7	1,287.9	11.93

Managed portfolios	3,581.3	3,567.5	13.8	0.39

Customer funds	67,649.9	73,897.7	(6,247.9)	(8.45)

Total managed funds	107,245.2	118,171.3	(10,926.1)	(9.25)

			Variation (%)

				excl. exch.

	30.09.03	30.09.02	Total	rate

Excluding Argentina
Gross Loans	28,999.7	35,538.0	(18.40)	(6.60)

Customer funds on balance sheet	37,309.3	46,549.9	(19.85)	(8.33)

Mutual funds	11,950.5	10,684.5	11.85	17.93

Pension funds	9,200.7	8,487.1	8.41	20.36

Total managed funds	62,060.6	69,312.0	(10.46)	0.40

Latin America is beginning to register better economic growth prospects, after four successive years of downturn. The region’s GDP is estimated to grow close to 2% this year and the level of country risk is much lower than a year ago. The average depreciation of Latin American currencies against the dollar has eased during 2003, although in the first nine months it was still 16% and as the US dollar has fallen against the euro the depreciation against the European single currency was 17%. Interest rates tended to fall during the third quarter for the region as a whole, mainly because of Brazil and Mexico.

Retail Banking in Latin America generated net attributable income of EUR 850.6 million in the first nine months, 0.6% less than in the same period of 2002. Eliminating the impact of currency depreciation, net attributable income increased 36.2%. Net income (not affected by changes in minority interests) rose 3.7% year-on-year (+39.2% at constant exchange rates). Total net attributable income (retail banking plus other businesses) was EUR 1,038.5 million, 2.3% lower than in the first nine months of 2002 and 32.3% higher at constant exchange rates.

The Group’s significant position in Latin America is underlined by its leading position in earnings, its financial strength, its high degree of diversification (by countries, businesses and products, etc), and by the breadth and depth of its franchise, with 12 million individual customers, more than 500,000 SMEs, 3,996 branches and 11,701 ATMs.

The size of the Group’s franchise is underscored by its market shares. which are particularly significant in the key countries (close to 10% in South-Southeast Brazil, 13.1% in Mexico, 18.9% in Chile, 12.0% in Puerto Rico and 11.4% in Venezuela).

The strategic focus of management in 2003 is organic growth of the most recurrent revenues on the foundations of a business model clearly focused on the customer, highly segmented, backed up by leading-edge technology, with adequate management of costs and a medium-low risk profile based on high quality lending and close tracking of financial risks.

Other issues that should also be taken into account when analyzing the financial information of the quarter in Latin America are:

•
Argentina: In response to the exceptional circumstances since the end of 2001, the Santander Central Hispano Group set aside provisions for all its capital investment in the country (including goodwill), as well as all intragroup cross-border risk and the regulatory needs of country-risk with third parties. As in 2002, Argentina’s earnings were ring-fenced in the first nine months of 2003, making its contribution to Group earnings zero. The local management adapted its strategy to the country’s situation giving priority to restoring liquidity to the pre-crisis levels, developing transactional business and activities generating commissions, recovery of deteriorated portfolios, gradually cleaning up assets and adjusting the headcount and the number of branches. The sharp fall in recent months in the return on time deposits (with consolidation of the fall in interest rates) has improved the interest rate gap in pesos, easing pressure on net interest revenue. The refinancing of external liabilities, which culminated in the first half, also helped to improve net interest revenue, while at the same time allowing a closer fit of the maturity profile of these liabilities to the repayment flows of assets.

The most significant development during the third quarter was the signing by the Argentine government of an agreement with the International Monetary Fund (IMF) to refinance $21 billion of debt maturities over the next three years with the IMF, the World Bank, the Inter-American Development Bank and the Paris Club. Despite this good news, the viability of the Argentine financial system requires the government to set out the compensation pending with banks, both that arising from the asymmetric “pesification”, as well as losses arising from court cases against banks filed by depositors and the unequal indexation of assets and liabilities.

•
Between the first nine months of 2002 and the same period of 2003 the following changes of perimeter were made: the stake in Banco Santiago was increased with the purchase of a further 35.45% on April 17, 2002 (which only affects net attributable income); the retail banking business in Peru was sold in the fourth quarter of 2002 and 24.9% of Grupo Santander Serfin was sold to Bank of America (impact as of February 28, 2003).

•
As already mentioned, the earnings performance (in euros) was affected by the depreciation of Latin American currencies. Weighted by the net income in each country where the Group operates, average exchange rates fell 16% against the US dollar and 34% against the euro between the first nine months of 2002 and the same period of 2003. The largest depreciations were those of the Brazilian real (from 2.41 to 3.46 per euro), the Mexican peso (from 8.75 to 11.85 per euro) and the Venezuelan bolivar (from 947 to 1,787 per euro). Venezuela, furthermore, imposed exchange controls in February 2003, establishing the exchange rate at 1,598 bolivars per US dollar. The pace of the depreciation of Latin American currencies slowed during 2003. Taking September 30, 2003 as the reference exchange rate, the average weighted depreciation of the currencies over the previous 12 months was 10% against the euro, much lower than for average exchange rates.

The main features of the performance of Retail Banking Latin America between the first nine months of 2002 and the same period of 2003 were:

•	The Group continued to focus on basic revenue, net of provisions, which in local currency terms benefited from the improved structure of the balance sheet, the substantial

Santander Group | January - September 2003   35

Analysis by business areas

reduction in credit risk premiums (from 2.98% to 0.81%) and, above all, the development of commission-generating businesses, particularly those considered strategic (credit cards, foreign trade, cash management, mutual funds and insurance). Adequate management of asset and liability prices was particularly important in the third quarter, due to the fall in interest rates in Brazil and Mexico which generate 67% of the Group’s net interest revenue in Latin America. Excluding the impact of currency depreciation, net basic revenue increased 6.2% year-on-year (first nine months of 2003 over the same period of 2002) and 3.0% in the third quarter over the second quarter.

•	Trading gains rose significantly over the first nine months of 2003, and were particularly affected by the capital losses from the sale of debt.

•	Costs barely varied (-0.1%) after eliminating the exchange rate impact, despite high inflation which largely affected Brazil and Venezuela. In euros, costs dropped 25.6%.

•
The large effort made in loan loss provisions in 2002, accompanied by a noticeable, though small, improvement in the region’s economy allowed a 52.1% reduction in provisions in the first nine months of 2003 at constant exchange rates (79.7% in euros). The NPL ratio, 3.11% at September 30, 2003 excluding Argentina, was 0.13 points lower than a year earlier. NPL coverage was 144%.

•
Retail Banking generated net attributable income of EUR 276.8 million in the third quarter. Discounting the impact of the increase in minority interests (mainly the sale of a stake in Santander Serfin to Bank of America), net attributable income was EUR 315.0 million, which, excluding the exchange-rate impact, was 8.2% higher than second quarter of 2003.

•
Business volumes were also affected by currency depreciation. Customer lending dropped 17.6% year-on-year and fell 7.1% after eliminating the exchange rate effect. Customer funds were down 8.5% in the year to September 30, 2003, but increased 1.1% after eliminating the exchange rate effect.

•	Brazil, Chile and Mexico are the main markets in Latin America. In these countries the Group continued to make progress in its management variables: the recurrence ratio (fees and commissions as a percentage of personnel and general costs) improved to 60.7% from 57.4% in the first nine months of 2002, the efficiency ratio was 44.5% (44.9% a year earlier) and the average ROE was 34.3% (33.2% in the 2002 period).

Detailed below are the main performance highlights:

Brazil

Santander Banespa is one of the four largest private-sector financial groups in Brazil. It has 5.4 million customers and more than 1,800 branches. The Group, with a market share of 4%-5% for the country as a whole, focuses on the south/southeast of the country, the richest and most developed part of the country where close to 100 million people live and which generates two-thirds of national wealth. The Group’s presence is particularly significant in the states of Sao Paulo (where it has 1,539 branches) and Rio Grande do Sul.

The strategy this year centers on business development, through more actively capitalizing on the large number of clients after customer segmentation. Consolidation of Brazil’s economic recovery and convergence towards a scenario of lower interest rates will help to drive business at a faster pace. The reduction in interest rates (from an average of 25.4% in the second quarter to 21.3% in the third) could, over the short term, put some pressure on net interest revenue, but in the long term the impact will be healthy. The effect on revenues of lower interest rates could be eased by the lowering of cash reserve requirements, such as that in August for sight deposits (the requirement dropped from 60% to 45%).

The Group’s business drive is producing growth in deposits and mutual funds (+21.3%) and in lending (+17.4%), both in local currency terms. The increases in euros were 35.1% and 31.3%, respectively.

Total net attributable income from Brazil in the first nine months was EUR 535.7 million, 18.6% higher than in the same period of 2002. Of this amount, 89% (EUR 475.8 million) came from retail banking.

Net basic revenue dropped 5.8%, eliminating the exchange rate impact. The efficiency ratio improved 3.4 points to 41.8%. ROE reached 45.4% and the NPL ratio dropped from 3.55% in

Total Latin America

Million euros			Variation

	Jan-Sep 03	Jan-Sep 02	Amount	(%)

Income before taxes	1,322.9	1,430.2	(107.4)	(7.51)

Net consolidated income	1,148.1	1,125.1	23.0	2.05

Net attributable income "proforma"	1,038.5	1,063.2	(24.7)	(2.32)

Retail Banking	850.6	855.5	(4.9)	(0.57)

Global areas	187.9	207.7	(19.8)	(9.54)

September 2002 to 2.86% a year later. NPL coverage over the same period increased from 174% to 186%.

Net attributable income for the third quarter was EUR 193.1 million, up from EUR 145.4 million in the second quarter. The 32.8% rise in euros reflected the higher return in the third quarter from securities indexed to inflation, as well as the improvement in customer business. At the same time the Group was able to maintain its differentials in assets and liabilities in customer business, in spite of lower interest rates, and higher trading gains.

Mexico

The Santander Serfin Group is one of the leading entities in the Mexican financial system. It is the third largest banking group in Mexico in terms of business volume, but the leader in profitability, solvency and capital strength. After the business integration of Santander Mexicano and Serfin in the fourth quarter of 2002, the Group is operating under a single brand name (Santander Serfin). It has 2.8 million customers (and more than 3 million unit holders in pension funds) and a network of 1,000 branches in 225 cities and towns.

The Group began 2003 with an efficient business model, well segmented, customer-focused and set on increasing market shares (that in lending rose 1.2 points in the year to September 2003 to 14%), particularly in high return segments and products. The Group’s expansive strategy in Mexico rests on its proven capacity in product innovation. During the third quarter

“Super Negocio” was launched, centered on SMEs and with the aim of facilitating billing, and also “Super-Inversión Garantizada Dólar”, whose main feature is a return linked to the peso/dollar exchange rate. These products joined other successful ones such as Serfín Light, Uni-k card, Supercuenta Millonaria, etc.

The Group is also focusing on improving the composition of its portfolio of loans, with stronger growth in the most profitable lines, optimizing the deposit base and developing commissions (especially in cards and mutual funds).

Net basic revenue, after eliminating the peso’s depreciation, rose 7.2% between September 2002 and September 2003. Net attributable income declined 43.9% (-18.0% at constant exchange rates) to EUR 328.9 million. This was affected (in the seven months of 2003) by the sale of 24.9% of the Serfin Group to Bank of America. Net income before minority interests, not affected by this sale, dropped 33.1% in euros (-7.1% at constant exchange rates). The efficiency ratio was 50.5%, the recurrence ratio stood at 61.3% and ROE at 32.4%.

Santander Serfin’s credit risk quality remained very good, reflected in the lower NPL ratio and the highest coverage among the big banks in Mexico. The NPL ratio (using Spanish criteria) was 1.27% and coverage stood at 266%.

Net attributable income in the third quarter was EUR 81.8 million (EUR 89.3 in the second quarter).

Chile

The Santander Chile Group is the undisputed leader in the Chilean financial system, both in terms of business volume as well as earnings. The Group has a market share of 21.3% in deposits, 23.3% in loans, 11.3% in pensions and 20.7% in mutual funds.

The Group is the only one that provides the full range of products and services in the country. Its dominant position in most financial businesses, financial soundness, large customer base (1.6 million banking customers) and number of branches (370, the largest in Chile) gives it strong competitive advantages.

The management focus this year is on optimizing the business base and market shares, improving the composition of assets (with a greater emphasis on the more profitable retail segments) and customer spreads. As well as strengthening business capacity, the merger is producing significant cost savings.

Extraordinary provisions for loan losses have been made this year, particularly during the first quarter, and are added to those of the fourth quarter of 2002. These provisions amounted to EUR 87.9 million in the first nine months of 2003. As a result net attributable income declined 27.6% over the first nine months of 2002 to EUR 165.9 million (-4.7% at constant exchange rates). Retail banking provided 80% (EUR 132.6 million) of this income.

The efficiency ratio improved by 0.7 points to 41.2% between September 2002 and September 2003 and ROE dropped by 4.6 points to 20.6%, as a result of the aforementioned provisions. The NPL ratio was 4.31% and coverage stood at 105%.

Net attributable income in the third quarter, following slower growth in loan-loss provisions and consolidation of revenue recovery, was 81% higher than in the first quarter at EUR 66.1 million. The jump was due to lower provisions for loan losses and higher net interest revenue and net fees and commissions.

Puerto Rico

The Group is one of the three largest financial entities in Puerto Rico, with a market share of 10.2% in loans and 9.1% in deposits. It has 72 branches and more than 300,000 customers and is also the second largest player in asset management.

The Group is concentrating on repositioning Banco Santander Puerto Rico to achieve further growth in various activities, particularly in the segment of medium-sized companies and mortgages. Another priority area is the recovery of past due loans and bad debts.

The income statement is beginning to reflect the success of the measures taken. Net attributable income in the first half nine months was EUR 25.5 million. The efficiency ratio was 61.6% and the recurrence ratio 36.6%. The NPL ratio was 2.94% and coverage 108% (2.56% and 100%, respectively, in September 2002).

Santander Group | January - September 2003   37

Analysis by business areas

Net attributable income in the third quarter was EUR 7.1 million, in line with previous quarters despite lower interest rates.

Venezuela

Banco de Venezuela is the country’s second largest bank by business volume (market shares of 12.5% in deposits and 13.9% in loans) and the first in equity strength. It has 247 branches and around two million customers.

Management in Venezuela, still conditioned by the climate of recession and political uncertainty, focused on strengthening net basic revenue, through growth in business volumes (basically with current customers), preserving credit risk quality (with active management of repayments), an active pricing policy and boosting revenue from commissions. The number of branches and employees has also been adjusted and costs and investments contained. This strategy maintained credit risk quality at adequate levels (NPL ratio of 7.52% and coverage of 134%).

Net attributable income dropped 48.5% to EUR 81.5 million, following an average fall in the bolivar of 47% between the first nine months of 2002 and the same period of 2003.

Eliminating the exchange rate impact, net attributable income was 2.6% lower. The efficiency ratio in September 2003 was 41.9% and the recurrence ratio 45.8%. ROE stood at 35.0%.

Net attributable income in the third quarter was EUR 24.4 million, down from EUR 36.4 million in the second quarter.

Other countries

The strategic focus in Bolivia and Uruguay continued to be risk reduction, downsizing and generating liquidity.

In Colombia, meanwhile, the improved environment led the Group to halt its scaling back in the country in order to focus again (and very prudently) on selective business growth. Net income in Colombia was EUR 19.9 million in the first nine months, up from EUR 11.3 million in the same period of 2002.

In the fourth quarter of 2002 we sold our retail banking business in Peru and now concentrate on pensions, where our market share is 27.2%. This business generated net attributable income of EUR 13.8 million in the first nine months.

Asset Management and Private Banking

Million euros			Variation

	Jan-Sep 03	Jan-Sep 02	Amount	(%)

Income statement
Net interest revenue	65.0	92.6	(27.5)	(29.75)

Net fees and commissions	501.9	559.6	(57.7)	(10.31)

Basic revenue	567.0	652.2	(85.2)	(13.07)

Trading gains	20.0	33.2	(13.2)	(39.88)

Net operating revenue	586.9	685.4	(98.5)	(14.37)

Personnel and general expenses	(254.4)	(273.9)	19.5	(7.12)

a) Direct	(241.3)	(256.6)	15.3	(5.96)

Personnel expenses	(151.1)	(158.8)	7.6	(4.81)

General expenses	(90.2)	(97.8)	7.7	(7.83)

b) Assigned	(13.1)	(17.4)	4.2	(24.24)

Depreciation	(20.0)	(21.3)	1.4	(6.35)

Other operating costs	(0.5)	(0.7)	0.1	(19.51)

Net operating income	312.0	389.4	(77.5)	(19.89)

Income from equity - accounted holdings	49.0	37.7	11.3	29.94

Net provisions for loan - losses	(1.5)	(2.4)	0.9	(36.23)

Other income	(10.6)	(41.7)	31.1	(74.55)

Income before taxes	348.9	383.0	(34.2)	(8.93)

Net consolidated income	245.9	260.5	(14.6)	(5.61)

Net attributable income	233.8	256.2	(22.4)	(8.74)

			Variation

	30.09.03	30.09.02	Amount	(%)

Balance sheet
Loans	1,542.0	1,418.4	123.7	8.72

Government securities	4.8	12.0	(7.2)	(59.91)

Due from banks	6,301.5	6,754.7	(453.3)	(6.71)

Investment securities	823.1	712.2	110.9	15.57

Other assets	384.0	337.0	47.0	13.95

Total Assets / Liabilities	9,055.4	9,234.3	(178.9)	(1.94)

Customer deposits / REPOs	6,567.3	7,123.6	(556.3)	(7.81)

Debt securities	—	—	—	—

Subordinated debt	—	—	—	—

Due to banks	1,262.4	926.8	335.7	36.22

Other liabilities	672.4	690.0	(17.6)	(2.54)

Capital assigned	553.3	494.0	59.3	12.01

Other managed funds (off - balance sheet)	17,258.9	13,476.5	3,782.3	28.07

Mutual funds	13,666.7	10,239.7	3,427.0	33.47

Pension funds	87.0	72.5	14.5	20.05

Managed portfolios	3,505.2	3,164.3	340.8	10.77

Customer funds	23,826.2	20,600.1	3,226.0	15.66

Total managed funds	26,314.3	22,710.8	3,603.5	15.87

Santander Group | January - September 2003   39

Analysis by business areas

Asset Management and Private Banking continued on the path of improvement quarter by quarter begun at the start of the year. Net attributable income for the third quarter was 4.0% higher than the second due to the good performance of all business units. However, net attributable income for the first nine months was still lower, at EUR 233.8 million, than in the same period of 2002.

Asset Management in Spain: In a more active market (+14% in managed funds), the Santander Group strengthened its leadership with an increase in its assets of close to EUR 7,500 million and a market share of 28%. This growth was fuelled by successful products focused on preserving the capital (“Superselección I and II” and “Super100”), together with new controlled risk funds

(“Banesto Gestión Dinámica” and Active Advice). Overall, they increased their funds by EUR 1,669 million in the first nine months. Also of note was the growth and return on specialized fixed-income funds (emerging, high yield and corporates). The greater relative share of all these high value-added funds enabled us to increase our average commissions at a time when the margins of the asset management industry as a whole are shrinking.

Equally significant was the performance of real estate funds (+22% to September) and alternative management institutional finds (+26.3% at Optimal Investment Services to US$ 2,412 million). The Group is seeking to strengthen its presence in alternative management through the creation of Santander Alternative Investments which groups together all these activities and starts with a noteworthy position (EUR 4,660 million).

Asset Management in Latin America: The Group manages EUR 12,163 million of mutual funds and EUR 12,082 million of pension funds and has more than 8 million investors. In an environment of high volatility, earnings in local currency were positive because of adequate management of revenues and costs, but currency depreciation reduced their contribution to Group income. Nevertheless, the performance is very positive, with strong growth in mutual funds in Brazil (+54.6% year-on-year excluding the exchange rate effect) and Puerto Rico, and in all countries in pensions (+19% year-on-year, excluding currency depreciation).

Private Banking: Banco Banif continued the strategy begun in 2002 which has enabled it to generate much higher income than its competitors. The focal points are: a) Segmentation and concentration in clients with more than EUR 150,000; b) Global advice (financial, asset, corporate and real estate) and designing tailor-made products; c) Cost control; d) Launch of the Portfolio Management Service; e) Constant innovation in high value-added products (for example, Bono Athena).

This strategy has enabled us to maintain a pace of growth in attracting funds and boost revenue higher than that budgeted, and which is reflected in the earnings. We expect this trend to continue in the fourth quarter.

The main development in International Private Banking in the third quarter was the acquisition of the Latin American business of Coutts, with the consequent contribution of clients, bankers and managed assets. As well as this acquisition, business performed well with 20% growth year-on-year in managed funds in US dollar terms. Net operating income grew 4.8%, affected by the exchange rate effect.

Insurance: In Spain, the commissions paid to the Santander Central Hispano network by Santander Seguros more than doubled in the first nine months of 2003 and were one of the network’s main sources of revenue growth. Growth was spurred by adequate management of prices and risks and by focusing on life-risk and household insurance, our target segments. Premium income amounted to EUR 99.7 million, giving us a market share of more than 10% in both segments, three points higher than in 2002 and double that in 2002.

The Santander Group’s banking networks have strong growth potential in the distribution of insurance products. This is underscored by the recent purchase from MetLife and Generali of their equity stakes in Santander Central Hispano Seguros y Reaseguros, lifting the Group’s stake to 100%.

In Latin America, insurance business is making a significant contribution to the revenues of our subsidiary banks. Of note was the 30% growth in premium income in Mexico and the business potential and the magnitude of activity in Brazil (close to EUR 150 million of premium income).

Assets under management in Spain

Million euros	Amount	Market share	% var. o/

	30.09.03	(%)	30.09.02

Mutual funds and investment companies	58,439		14.9

Mutual funds	55,433	28.4	17.5

of which: real estate mutual funds	1,867	68.0	22.3

Individual pension funds	5,269	18.9	15.9

Other	1,452		(22.6)

Total	65,160		13.7

Global Wholesale Banking

Million euros			Variation

	Jan-Sep 03	Jan-Sep 02	Amount	(%)

Income statement
Net interest revenue	290.5	377.9	(87.4)	(23.13)

Net fees and commissions	253.2	259.7	(6.6)	(2.53)

Basic revenue	543.7	637.7	(94.0)	(14.74)

Trading gains	58.6	12.5	46.2	370.72

Net operating revenue	602.3	650.1	(47.8)	(7.36)

Personnel and general expenses	(277.2)	(298.2)	21.1	(7.06)

a) Direct	(218.8)	(245.1)	26.4	(10.76)

Personnel expenses	(146.7)	(164.5)	17.9	(10.86)

General expenses	(72.1)	(80.6)	8.5	(10.55)

b) Assigned	(58.4)	(53.1)	(5.3)	9.98

Depreciation	(19.9)	(20.7)	0.7	(3.63)

Other operating costs	(1.5)	(1.2)	(0.3)	27.34

Net operating income	303.7	330.1	(26.3)	(7.98)

Income from equity - accounted holdings	(4.0)	(1.6)	(2.4)	148.61

Net provisions for loan - losses	(52.3)	(68.9)	16.5	(24.01)

Other income	(30.4)	(4.3)	(26.2)	609.59

Income before taxes	216.9	255.3	(38.3)	(15.02)

Net consolidated income	167.6	179.6	(12.0)	(6.66)

Net attributable income	165.0	179.1	(14.1)	(7.88)

			Variation

	30.09.03	30.09.02	Amount	(%)

Balance sheet
Loans	16,256.3	19,187.1	(2,930.9)	(15.28)

Government securities	7,034.0	7,606.1	(572.1)	(7.52)

Due from banks	26,952.8	32,290.0	(5,337.2)	(16.53)

Investment securities	5,320.4	5,337.3	(16.9)	(0.32)

Other assets	6,915.0	7,360.2	(445.1)	(6.05)

Total Assets / Liabilities	62,478.6	71,780.7	(9,302.1)	(12.96)

Customer deposits / REPOs	22,520.5	26,225.6	(3,705.1)	(14.13)

Debt securities	479.3	173.4	305.9	176.47

Subordinated debt	32.4	32.4	—	—

Due to banks	18,164.5	21,882.9	(3,718.5)	(16.99)

Other liabilities	19,653.7	21,664.9	(2,011.2)	(9.28)

Capital assigned	1,628.2	1,801.6	(173.4)	(9.62)

Other managed funds (off - balance sheet)	1,000.0	769.9	230.1	29.88

Mutual funds	428.1	359.4	68.7	19.11

Pension funds	553.1	387.5	165.6	42.73

Managed portfolios	18.8	23.0	(4.2)	(18.20)

Customer funds	24,032.2	27,201.3	(3,169.1)	(11.65)

Total managed funds	63,478.6	72,550.7	(9,072.1)	(12.50)

Santander Group | January - September 2003   41

Analysis by business areas

Global Wholesale Banking generated net attributable income of EUR 165.0 million in the first nine months, 7.9% less than in the same period of 2002. Despite this decline, the area’s performance was more stable and income was higher than in any of the quarters of 2002 except for the exceptional first quarter.

The main factors at play were the capacity to generate recurrent revenue, the improvement in efficiency and optimum use of capital, a little less than in the second quarter because of the negative impact of the winding down of equity business in Europe. Of note were fees and commissions which represented 91% of the area’s costs (87% in September 2002).

Wholesale Banking took advantage of the complex situation in the markets to strengthen business links with clients at the global level and enhance its leadership in the natural markets where it operates. Management’s priorities focused on optimizing a business model based on the global relation with corporate clients, with the emphasis on development of value-added products, leveraging our extensive presence and integrating investment banking and treasury product specialists in the teams.

Corporate Banking in Spain had a satisfactory quarter in spite of the impact of lower interest rates. On the one hand, active management of prices enabled the average spread of loans to be 9 basis points higher than in the first nine months of 2002; on the other hand, cross-selling of value-added products boosted recurrent revenue. At the same time, tight control of costs, prudence in granting loans and reduced needs for loan loss provisions pushed up Corporate Banking’s net attributable income by 26.2% over the first nine months of 2002.

Investment Banking also registered double-digit growth in revenues and income, in spite of the difficult situation in the markets and the sector’s downturn worldwide.

Particularly noteworthy was the performance of Corporate Finance, which came first in the Thomson Financial ranking for the first half of 2002 on the basis of the volume of transactions announced and remained in first place for the number of transactions. Among its operations in the third quarter were the privatization of Musini, the sale of Retevisión Audiovisual and the sale of Cespa (Compañía Española de Servicios Públicos Auxiliares).

There was a notable recovery in equities business, with net operating revenue up 9% year-on-year. In Spain, the Group continued to consolidate its leading position in equity brokerage with a market share of 15.7% (including Santander Central Hispano Bolsa and Banesto Bolsa). Our broker-dealer in Portugal is ranked first in brokerage with a market share of 16.2%.

In Custody, we consolidated our leadership in Settlement and Securities Depository. In Spain, Custody continued to show its commitment to customers and improved its service by launching a new IT platform. BSN Portugal once again achieved the “Top Rated” classification from Global Custodian.

Of note in Structured Financing was the securitization of Dragados’s accounts receivable, a pioneering operation in Spain, the signing of the financial restructuring of Sogecable, the project finance for the expansion of the M45 in Madrid (shadow toll) and the financial restructuring of the R3 and R5 toll roads in the Madrid region.

Treasury made further progress in its customer-focused strategy, with good results in recurrent revenue in the first nine months.

Treasury activity in Spain continued to combine business with corporates and institutions (participation as joint book-runner in Repsol-YPF’s EUR 1 billion issue) with support for marketing campaigns by the network (start of the “USD Optimal deposit”). We also strengthened our leadership position in Senaf, where we are in the first place with a market share of 9.5% at September. In warrants, we remained in second place in the ranking (market share of 32.8% of the premiums traded in September), and also launched new issues.

Treasury activity in Portugal continued to focus on business with customers, providing solutions largely for the hedging of exchange rates and interest rates.

In New York most of the activity centered on the trading of sovereign and corporate debt and Latin American currencies.

In Latin America, Brazil’s markets continued to improve. The selling of treasury products to local clients was strong, although the demand for hedging was less than in the first half, given the economy’s better outlook. Of note in Mexico was the placement of the “Super Inversión Garantizada Bolsa” product through the retail network. As regards activity in markets, we continued to be the leading market maker in local debt. In Chile, we have a significant presence in the local financial market, especially in derivate products with local institutional clients. We are also the leader in the trading of spot currency (18% market share), according to the local stock market.

Financial Management and Equity Stakes

Million euros			Variation

	Jan-Sep 03	Jan-Sep 02	Amount	(%)

Income statement
Net interest revenue (excluding dividends)	(336.2)	(459.0)	122.8	(26.75)

Dividends	258.4	342.9	(84.5)	(24.64)

Net interest revenue	(77.8)	(116.1)	38.3	(33.00)

Net fees and commissions	2.7	26.3	(23.6)	(89.77)

Basic revenue	(75.1)	(89.8)	14.7	(16.38)

Trading gains	224.0	5.5	218.4	—

Net operating revenue	148.9	(84.3)	233.1	—

Personnel and general expenses	(101.7)	(42.2)	(59.5)	140.94

a) Direct	(97.1)	(37.5)	(59.7)	159.07

Personnel expenses	(14.1)	(14.9)	0.8	(5.04)

General expenses	(83.0)	(22.6)	(60.4)	267.26

b) Assigned	(4.5)	(4.7)	0.2	(3.70)

Depreciation	(47.0)	(74.1)	27.1	(36.55)

Other operating costs	(5.0)	18.0	(23.1)	—

Net operating income	(4.9)	(182.6)	177.7	(97.33)

Income from equity - accounted holdings	156.0	110.3	45.7	41.44

Net provisions for loan - losses	(225.7)	46.9	(272.6)	—

Other income	802.4	(183.3)	985.8	—

Accelerated goodwill amortization	(699.1)	(56.6)	(642.5)	—

Income before taxes (cash-basis*)	28.7	(265.3)	294.0	—

Net consolidated income (cash-basis*)	121.4	(14.0)	135.4	—

Net attributable income (cash-basis*)	(164.0)	(315.0)	151.0	(47.94)

(*).- Before ordinary goodwill amortization

			Variation

	30.09.03	30.09.02	Amount	(%)

Balance sheet
Government securities, Bank of Spain certificates and others	21,589.8	14,725.2	6,864.6	46.62

Investment securities	17,886.9	11,651.3	6,235.6	53.52

Goodwill	8,404.1	10,674.3	(2,270.2)	(21.27)

Liquidity lent to the Group	21,576.3	15,076.4	6,499.9	43.11

Capital assigned to Group areas	15,292.3	15,072.6	219.8	1.46

Other assets	19,942.0	15,222.8	4,719.1	31.00

Total Assets / Liabilities	104,691.3	82,422.5	22,268.8	27.02

REPOs	18,580.8	13,532.3	5,048.6	37.31

Debt securities	23,269.7	18,627.7	4,641.9	24.92

Subordinated debt	9,913.5	11,374.2	(1,460.7)	(12.84)

Preferred stock	3,943.7	5,074.5	(1,130.8)	(22.28)

Other liabilities	31,287.6	16,611.9	14,675.7	88.34

Group capital and reserves	17,696.1	17,202.0	494.1	2.87

Other managed funds (off - balance sheet)	—	—	—	—

Mutual funds	—	—	—	—

Pension funds	—	—	—	—

Managed portfolios	—	—	—	—

Customer funds	39,391.5	37,621.6	1,769.9	4.70

Total managed funds	104,691.3	82,422.5	22,268.8	27.02

Santander Group | January - September 2003   43

Analysis by business areas

Financial Management and Equity Stakes acts as the Group’s holding company, managing all capital and reserves, assigning capital and liquidity to the rest of businesses on the basis of the criteria set out on page 24.

The cost of the liquidity via the transfer of funds to different businesses is done at the short-term market rate, which in the first nine months of 2003 was 2.40% (3.33% a year earlier).

This area also incorporates centrally managed businesses (such as equity stakes), financial management, allowances (such as amortization of goodwill and country risk) and businesses being launched or wound down. As a result, this area covers a wide range of centralized activities, which can be divided into three sub areas:

•
Equity Stakes: this centralizes the management of equity stakes in financial and industrial companies. The net attributable income of financial stakes in Europe was 39.5% lower than in the first nine months of 2002 at EUR 127.4 million. This was because no capital gains have been generated from disposals this year whereas in 2002 1.5% of Société Générale was sold in the first half and 3% of Royal Bank of Scotland in the fourth quarter. These sales were reflected in a lower contribution to earnings, as well as lower dividends basically from these two companies.

The Group increased it stake this year in Sanpaolo IMI to 7.7%.

The Santander Group and Sanpaolo IMI strengthened their joint actions with the creation at the beginning of the year of a Business Committee, which has produced a rise in business referreals with the customers of the respective networks in Spain, Italy and Latin America, as well as boosting operations with their global corporate clients.

Another result of the cross shareholding with the Sanpaolo Group was the signing on October 1 of an agreement under which the Italian bank bought 50% of Allfunds Bank.
Accordingly, Allfunds will open a branch in Milan in order to develop its business model in the Italian market.

This agreement is the first step in the bid by Allfundsto become the leading platform for the distribution of third party funds in Europe and Latin America.

Allfunds has more than 40 institutional clients in Spain, Portugal and Latin America and manages close to EUR 7,000 million.

At the end of the third quarter, the capital gains in equity stakes were estimated at EUR 1,100 million.

The net attributable income from industrial stakes was 59.4% lower than in the first nine months of 2002 at EUR 226.7 million.

The reduction was largely due to the lower capital gains generated in 2003 (in 2002 23.5% of Dragados and 24.5% of Vallehermoso were sold); however, revenue before capital gains and costs was 90.9% higher, due to lower financial costs.

There were no significant investments in the third quarter of 2003 and the sale of stakes was insignificant except for the disposal of 2.5% of Antena3 TV.

The Group continued its strategy of balancing the negative contribution from companies being developed with the positive contribution of companies generating income and distributing dividends. The Group realizes capital gains from the sale of stakes when the circumstances are right.

At present, unrealized capital gains are estimated at more than EUR 2,000 million.

•
Financial management: manages the structural exchange rate position, the Assets and Liabilities Committee (ALCO) portfolio of the parent bank and the issues and securitizations that meet the Group’s liquidity and equity needs.

Financial stakes in Europe

Million euros			Variation

	Jan-Sep 03	Jan-Sep 02	Amount	(%)

Income statement
Contribution to results (*)	172.5	249.8	(77.3)	(30.94)

Financing costs	(60.2)	(119.4)	59.2	(49.58)

Revenue	112.3	130.3	(18.1)	(13.86)

Operating costs	(1.7)	(1.9)	0.2	(10.68)

Realized capital gains and other	(0.0)	60.6	(60.6)	—

Income before taxes	110.5	189.0	(78.5)	(41.52)

Net attributable income	127.4	210.6	(83.2)	(39.51)

(*) Dividends and income from equity-accounted holdings included.

Equity stakes

Million euros			Variation

	Jan-Sep 03	Jan-Sep 02	Amount	(%)

Income statement
Contribution to results (*)	257.3	205.9	51.4	24.96

Financing costs	(62.9)	(104.1)	41.2	(39.58)

Revenue	194.4	101.8	92.6	90.91

Operating costs	(12.7)	(12.8)	0.1	(0.41)

Realized capital gains and other	95.4	568.0	(472.6)	(83.20)

Income before taxes	277.1	657.0	(380.0)	(57.83)

Net attributable income	226.7	558.9	(332.2)	(59.44)

(*) Dividends and income from equity-accounted holdings included.

The performance of interest rates and exchange rates, negative for retail business, is partly offset by the positions of the ALCO portfolio and structural exchange rates. Centralized management of exchange rates and of the ALCO portfolio contributed EUR 318 million to net operating revenue.

This area includes the cost of hedging capital in Latin America, which amounted to EUR 126 million.

The area also manages all capital and reserves, the allocation of capital to each business unit, and the financing cost of investments. In addition there are certain specific allocations of a centralized nature (the parent bank’s pension), country risk and early amortization of goodwill.

This means that its contribution to earnings is always negative. The figure was EUR 496.2 million negative in the first nine months of 2003 (EUR 354.2 million negative in the same period of 2002).

•	Projects underway/wound down: Also included, on a temporary basis, are businesses in the process of being wound down or closed in order not to distort the rest of the businesses. In exceptional circumstances, the launch of a business of a strategic nature can be included. In 2003, the main business included is development of the Partenón Project.

The total income statement of the area thus includes different positive and negative items:

•	The positive trading gains were the result of reduced provisions, gains from some sales and positive exchange rate differences.

•	Income from equity-accounted holdings, before deducting dividends, declined because of the sale of equity stakes between the two periods.

•	Other income reflects in 2003 the capital gains from the sale of part of Santander Serfin to Bank of America.

•	The capital gains from this sale were used for early amortization of goodwill.

•	Lastly, the dividends paid on preferred shares are recorded in minority interests.

Santander Group | January - September 2003   45

The share

The Santander Central Hispano share price rose 40.8% in the year to September to EUR 7.28, compared to an increase of 23.4% in the Ibex-35 over the same period.

The SAN share increased 11.3% in the first nine months of 2003, more or less in line with the Spanish market’s average (Ibex-35: +11.0%) but much better than the European market’s average (Dow Jones Euro Stoxx 50: +0.4%).

Capitalization

Market capitalization rose by EUR 3,529 million in the first nine months to EUR 34,714 million, the highest among Spanish banks and the second largest in the Euro zone. In the world ranking on this basis, Santander Central Hispano is in 14th place.

Shareholder remuneration

Santander Central Hispano paid on August 1 its first interim dividend of EUR 0.0775 per share, charged to 2003 earnings, the same amount for the equivalent dividend in 2002.

During the last 12 months, the dividend yield was 3.96% based on the price at September 30.

As of November 1, we will pay the second interim dividend of EUR 0.0775 per share, charged to 2003 earnings, 3.16% more than in 2002.

Trading

The total number of shares traded during the first nine months of 2003 was 8,395 million (EUR 58,654 million), which gave a liquidity ratio of 176%. The turnover is the highest among Spanish banks and 1,605 million more than in the same period of 2002.

The number of futures contracts traded on Santander Central Hispano shares in the first nine months of 2003 was 2.51 million and the number of options was 1.71 million. The total number of derivatives contracts on SAN shares represented 17.6% of the total traded in the MEFF equities market.

The Santander Central Hispano share is traded on the four Spanish stock markets, Lisbon, Milan, Buenos Aires and New York. The share has been delisted from the London and Swiss stock markets and the same will soon happen at the Frankfurt and Paris markets.

Shareholder base

The number of shareholders at September 30, 2003 was 1,088,941, or 66,349 more than a year earlier.

Non-residents of Spain hold 52.68% of the capital and residents 47.32%. Individuals hold 35.02% of the shares and corporate entities 64.98%.

Shareholder attention

The Group made significant efforts to keep shareholders informed. During the first nine months 21 meetings were held in 9 provinces and attended by more than 300 people. The number of shareholders included in the Tutelas Plan tripled.

Institutional investors and analysts were given 631 presentations.

The Santander Central Hispano share

30.09.2003

Shareholders and trading data
Shareholders (number)	1,088,941

Shares outstanding (number)	4,768,402,943

Average daily turnover (no. of shares)	44,420,578

Share liquidity (no. of shares traded during the period / no. of shares) (%)	176

euros

Dividend per share
First interim dividend (01.08.03)	0.0775

Second interim dividend (01.11.03)	0.0775

Price movements during the period
Beginning (30.12.02)	6.54

High	8.17

Low	5.00

Last (30.09.03)	7.28

Market capitalization (millions)	34,714.0

Per share data
Net attributable income (cash-basis*) annualized	0.6735

Net attributable income annualized	0.5397

Book value	4.04

Price / Book value (X)	1.80

P/E ratio (cash-basis*) annualized (X)	10.81

P/E ratio annualized (X)	13.49

(*).- Before ordinary goodwill amortization.

Comparative performance of share price

December 30, 2002 to September 30, 2003

Santander Group | January - September 2003   47

www.gruposantander.com

Investor Relations
Plaza de Canalejas, 1 28014 Madrid (Spain)
Tel. 3491 558 19 86 • 3491 558 10 31 • 3491 558 20 40 • 3491 558 13 70
Fax: 3491 558 14 53 • 3491 522 66 70
www.gruposantander.com/inversores
www.gruposantander.com/investor

Legal Head Office: Pº de Pereda, 9-12. Santander. Spain • Tel. 34942 20 61 00 Operational Head Office: Pl. de Canalejas, 1. Madrid. Spain • Tel. 3491 558 11 11

ACTIVITY AND RESULTS

January - September 2003

October 28, 2003

Grupo Santander

Santander Central Hispano cautions that this presentation contains forward looking statements. These forward looking statements are found in various places throughout this presentation and include, without limitation, statements concerning our future business development and economic performance. While these forward looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to, (1) general market, macroeconomic, governmental and regulatory trends, (2) movements in local and international securities markets, currency exchange rates, and interest rates, (3) competitive pressures, (4) technological developments, (5) changes in the financial position or credit worthiness of our customers, obligors and counterparties. The risk factors and other key factors that we have indicated could adversely affect our business and financial performance contained in our past and future filings and reports, including those with the Securities and Exchange Commission of the United States of America.

Note.- The information contained herein is not audited. However, the consolidated accounts have been drawn up on the basis of generally accepted accounting principles and criteria.

2

Agenda

Key points in the third quarter

Detail by business areas

Third quarter conclusions

3

Key points in the third quarter

Further improvement year-on-year: net attributable income: +12.1%

Higher net interest revenue (excluding dividends) and fees and commissions, and lower expenses

Further improvement in Group management ratios

All-time high in net operating income in Europe, which rose for the third quarter running

Spain: increase in new lending. Impact on balances and earnings
Consumer Finance: record quarter

Latin America: increase in net operating income and net attributable income over the second quarter

Net attributable income in US$: +17.3% o/ Jan.-Sep. 2002

Asset Management and Global Wholesale Banking: increased earnings and higher stability

4

Double digit growth in net attributable income due to the good performance in the third quarter (+21% o/ Q3'02)
Million Euros

(*) Before ordinary amortization of goodwill	5

Good performance in the quarter
Million Euros

Better third quarter despite seasonal impact of business

6

Good performance in the quarter
Million Euros

Lower trading gains, though still normal

7

Good performance in the quarter
Million Euros

Strong quarterly results, after absorbing the seasonal impact of business

8

Good performance in the quarter
Million Euros

Stable loan-loss provisions...

...though total net provisions** in Q3 '03 rose due to lower income from sales and the closure of brokerage branches

(*)	Deducting the transfer of Argentine country-risk, previously allocated to “other provisions”	9
(**)	Net loan-loss and country-risk prov. + acceler. goodwill amort. + writedown of invest. securities+ Group transact. + other income

In summary, Q3'03 results enabled net attributable income to improve again on a year-on-year basis
Million Euros

10

The impact of exchange rates continues to affect aggregate results over 2002

11

Group results: impact of exchange rates and lower provisions

(*)	Includes loan-loss provisions, accelerated goodwill amortization, Group transactions and other income	12
(**)	Var. Q 1: -12.6%; Var. H 1: -7.4%

Net provisions* fell due to lower provisions for loan-losses. The increase in Group earnings was not the result of extraordinary income

(**) Exchange rate impact: -EUR 282 million

(*)	Includes loan-loss provisions, accelerated goodwill amortization, Group transactions and other income	13

NPLs and NPL coverage in the third quarter maintained their good performance

14

Excellent performance of all business areas in 2003 (I)

16

Excellent performance of all business areas in 2003 (II)

16

Also, continued improvement in efficiency ...

(*) January - September 2003 and difference with the same period in 2002	17

... and profitability, which is already higher than in 2001

(*) Before ordinary amortization of goodwill (**) Data as of September annualized	18

Agenda

Key points in the third quarter

Detail by business areas

Third quarter conclusions

19

EUROPEAN RETAIL BANKING: Record net operating income with interest rates at their all-time lowest level
Million Euros

Q1'02 and Q2'02 figures have been adjusted including AKB's contribution	20

European Retail Banking: The increase in net operating income absorbed the impact of higher net provisions.
Million Euros

Q1'02 and Q2'02 figures have been adjusted including AKB's contribution	21

European Retail Banking: Net operating and net attributable income rose in all businesses
Million Euros and % o/ Jan-Sep '02

(*) Net attrib. income affected by the higher tax burden and minority interests IBT: +9.4%

(**)	Net attributable income affected by the higher tax burden. Income before taxes: +33.3%	22

SAN RETAIL BANKING: Excellent performance of revenues
Million Euros

23

SAN Retail Banking: Net commissions rose due to mutual and pension funds, insurance and placement of securities

24

SAN Retail Banking: Improvement in efficiency due to both revenues and expenses

(*) Personnel + general expenses	25

SAN Retail Banking: Much better performance in the last two quarters. Despite the cyclical factor we keep on improving
Million euros

26

SAN Retail Banking: Loans* already grow at market pace
% var. year-on-year (monthly average balances)

(*)	Includes securitization	27
(**)	Source: Bank of Spain (loans + securitization). Year-on-year variation, latest available data

SAN Retail Banking: Growth recovery in customer funds
% var. year-on-year (monthly average balances)

(*) Demand deposits + time deposits + mutual funds + pension plans (EPSV's included)	28

BANESTO: Higher net interest revenue despite lower interest rates and flat costs = new record net operating income
Million euros

29

Banesto: Intense activity with market share gain
% var. year-on-year (monthly average balances)

(*) Demand deposits + time deposits + mutual funds + pension plans Note: Banesto Retail Banking data	30

PORTUGAL RETAIL BANKING: Stable revenues and higher earnings in a complex environment
Million euros

31

CONSUMER FINANCE: Higher revenues due to business growth with expenses and NPLs under control
Million euros

Q1'02 and Q2'02 figures have been adjusted to include AKB's contribution	32

TOTAL LATIN AMERICA*. Net attributable income: +17.3%
Million US$ and % o/ Jan-Sep'02

(*) Retail B. + Global Wholesale B. + Asset Mgmt. & Private B. (**) Net attrib. income affected by minority interests. Net income: -19.6% (***) Includes the rest of the countries and cost assignments. Lower losses if the variation is positive	33

TOTAL LATIN AMERICA*. Net attributable income: +17.3%
Million US$

(*) Retail B. + Global Wholesale B. + Asset Mgmt. & Private B	34

Brazil
Million US$

(*) Excluding exchange rate effect. Customer funds include deposits (excluding REPOs) and mututal funds	35

Brazil: Good performance of net interest revenue with clients. Impact of the sale of portfolios and one-off drop in inflation linked bonds
In Brazilian real

36

Mexico
Million US$

Note: growth in balances, eliminating the exchange rate effect (*) Equivalent to last year's quarters (including BoA minority interests)	37

Chile
Million US$

38

ASSET MANAGEMENT AND PRIVATE BANKING: Income increase
Million euros

39

Asset Management: Profitable business with critical mass and increasing contribution to results
Million euros

40

Excellent performance of mutual funds in Spain

Source: INVERCO (*) Management fees. Data in million euros according to CNMV	41

Success of our strategy in Bancassurance

42

GLOBAL WHOLESALE BANKING: Greater revenue stability and upward trend in income in 2003
Million euros

(*) Impact of the closure of the brokerage business in Europe: -EUR 13 million	43

Investment Banking + Treasury, the main factors in the area's performance
Million euros

(*) Impact of the closure of the brokerage business in Europe: -EUR 13 million	44

FINANCIAL MANAGEMENT AND EQUITY STAKES: Positive impact on results
Million euros

45

Agenda

Key points in the third quarter

Detail by business areas

Third quarter conclusions

46

We are in line with our forecasts for the year as a whole

47

Agenda

In EUROPE: profitable growth with quality

In LATIN AMERICA: management of the impact of interest and exchange rates while resuming selective growth again

In ASSET MANAGEMENT: remain where we are leaders and improve where we are not

In GLOBAL WHOLESALE BANKING: stabilize the contribution to the Group and improve that of clients

Management of the EQUITY STAKES portfolio

All of this in an environment with better prospects

48

The outlook for revenue growth in the coming quarters is better ...

Europe	Higher average business volumes due to present growth

Recovery of revenues due to higher yield curve slope

Latin America	Better macroeconomic prospects

More stable average exchange rates

Growth in recurrent business

Markets	Asset management: higher volume of business and sustained spreads

Wholesale: gradual recovery of income

...which we will boost in all business areas with the I06 Plan

49

Investor Relations
Plaza de Canalejas, 1. 28014 Madrid (Spain)
Tel. 3491 558 19 86 – 3491 558 10 31 – 3491 558 20 40 – 3491 558 13 70
Fax: 3491 558 14 53 – 3491 522 66 70
www.gruposantander .com/inversores
www.gruposantander .com/investor

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Central Hispano, S.A.

Date: November 17, 2003	By:	/s/ Jose Antonio Alvarez
Name: Jose Antonio Alvarez
Title: Executive Vice President